AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE ____, 2006

REGISTRATION NO. 333-133522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

Pre-Effective Amendment No. 1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

VIPER POWERSPORTS INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	3751	41-1200215
(State of Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

19950 177th Street
Suite F
Big Lake, Minnesota 55309
(763) 263-5700
(Address and Telephone Number of
Principal Executive Offices and Principal Place of Business)

John Lai
19950 177th Street
Suite F
Big Lake, Minnesota 55309
(763) 263-5700
(Name, Address and Telephone Number
of Agent for Service)

Copies to:

Todd Duckson, Esq.
Hinshaw & Culbertson LLP
222 South Ninth Street
Suite 3100
Minneapolis, Minnesota 55403
(612) 334-2630

Approximate date of commencement of proposed sale to public: as soon as practical after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________________________

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)		Proposed maximum aggregate offering price	Amount of registration fee

Unit	1,000,000	$8.60	(2)	$8,600,000	$920.20

Common Stock, par value $.001, included in the Units	2,000,000	$4.25	(3)	$8,500,000	$909.50

Warrants included in the Units	1,000,000	$0.10		$100,000	$10.70

Common Stock, par value $.001, Underlying Warrants	1,000,000	$5.00		$5,000,000	$535.00

Common Stock, par value $.001, to be offered by a selling shareholder	1,100,042	$4.25	(4)	$4,250,000	$454.75

(1)

Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Securities Act of 1933 and computed pursuant to Rules 457(c) promulgated under the Securities Act of 1933 based upon the average of the high and low prices of the registrant’s common stock on May 23, 2006, on the “pink sheets.”

(2)	Pursuant to Rule 457(c), estimated based upon the average of the high and low sales price of the common stock on May 23, 2006.

(3)	Pursuant to Rule 457(c), estimated based upon the average of the high and low sales price of the common stock on May 23, 2006.

(4)	Pursuant to Rule 457(c), estimated based upon the average of the high and low sales price of the common stock on May 23, 2006.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED JUNE _______, 2006.

Preliminary Prospectus

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

1,000,000 Units

This is a firm commitment public offering of 1,000,000 units. Each unit consists of two shares of our common stock and one five-year warrant. The holder of each warrant will be entitled to purchase one share of our common stock at an exercise price of $5.00. The public offering price of the units will be based on the prevailing market price of our common stock, with appropriate adjustment for market demand and negotiations between us and the representative for the underwriters. Of the $       purchase price for each unit, $       is the purchase price for each share of common stock and $.10 is the purchase price for the warrant.

Trading in our stock is in the over-the-counter market primarily through listings in the National Quotations Bureau “pink sheets” under the symbol “VPWS.” The closing price of our common stock on May 23, 2006 was $4.25 per share.

We have applied for quotation of our units, common stock and warrants on the Nasdaq Capital Market. Unless the common stock and warrants comprising the units are separated, at the initial opening for trading, only the units will trade on the Nasdaq Capital Market until separated through mutual agreement between us and the Managing Underwriter. Thereafter the units will not be separated until at least 60 days after the effective date of this offering. After separation, the common stock and warrants will trade separately on the Nasdaq Capital Market and the units will no longer be quoted for trading.

Investing in our units involves risks. See “Risk Factors” beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of our units.

	Price to the Public		Underwriting Discounts and Commissions		Proceeds, Before Expenses, to the Company

Per Unit	$	______	$	______	$	______

Total	$	______	$	______	$	______

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 60-day option to purchase up to an additional 150,000 units to cover over-allotments. If this option is exercised in full, the total price to the public, underwriting discounts and commissions, and proceeds to the company will be $            , $            and $        , respectively. The units are being offered by the underwriter named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions.

US Euro Securities, Inc.

The date of this prospectus is                , 2006.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our units. You should read and carefully consider the entire prospectus, especially the investment risks discussed under “Risk Factors.”

Our Mission

Our primary mission is to establish our Viper motorcycle brand based on the classic American motorcycling heritage, while offering premium motorcycle products which offer a distinct and favorable alternative to other manufacturers of traditional heavyweight cruisers such as Harley-Davidson.

Our Business

We are a United States based motorcycle company engaged in designing, developing, producing and commercializing premium custom V-Twin heavyweight motorcycles popularly known as “cruisers.” We also own significant proprietary V-Twin engine technology acquired by us in 2005 which will allow us to manufacture V-Twin engines. We will target and market sales of our motorcycles and V-Twin engines to a limited upscale market of motorcycle enthusiasts willing to pay a reasonable premium for enhanced performance, innovative styling and a distinctive brand. We distribute and sell our motorcycle products under the Viper brand name primarily through an independent dealer network currently consisting of 25 domestic dealers located in 17 states. We expect to expand that dealer base to 50 in the first year after completion of this offering. We also expect that the primary customer base for our motorcycles will consist of experienced male motorcyclists with relatively high incomes who purchase motorcycles both for recreational and lifestyle image purposes.

We have completed final development and operational testing of two Viper cruiser models, the Diablo and the Diamondback. Since late 2005, we have been involved primarily in post-development activities including outsourcing and/or ordering components, parts and raw materials for commercial production of our motorcycles, attendance at leading industry shows and rallies, and communicating with and supporting our dealer network. We believe that our Diablo and Diamondback cruiser models now satisfy all styling, performance and quality standards we required to be met before their introduction commercially into the marketplace. We have been accepting dealer orders for our motorcycles, and we expect to begin shipping limited quantities of Viper cruisers in July 2006, with full production process and delivery to follow in 2006.

Our Proprietary V-Twin Engines

In March 2005, we acquired significant proprietary engine technology including all development rights and ownership to innovative V-Twin engines which can be produced in multiple engine displacement sizes. These V-Twin engines power current Viper cruiser models, and they will power other Viper models developed by us for the foreseeable future. This strategic and essential asset purchase will enable us both to include a powerful proprietary engine in Viper cruisers and to market and sell these premium V-Twin engines as a separate product in the large custom motorcycle aftermarket. We anticipate that our V-Twin engines will provide substantial future revenues to us from aftermarket sales through multiple channels including dealers, catalog sales, and online websites. We also believe producing our own engines will distinguish us favorably from our direct competitors that market premium V-Twin cruisers with non-proprietary engines. We further believe that producing our proprietary engines will enhance our Viper brand image within the overall motorcycle community.

Our engine technology assets were acquired in exchange for 2,996,575 shares of our common stock issued to a corporation principally owned by related parties of our company. See “Management’s Discussion and Analysis and Plan of Operation” and “Certain Relationships and Related Transactions.”

Our Viper Chopper

We have completed all design and prototype development of a premium chopper-style cruiser, the Viper “Mamba”, which we intend to introduce commercially by early 2007. The Mamba merges our naked traditional American cruiser styling with the distinct low-slung stretched frame and aggressive increased front-end rake favored by chopper enthusiasts. We displayed our prototype Mamba at the annual Daytona Bike Week held in March 2006, and it experienced an excellent reception from the many motorcycle dealers and enthusiasts attending this event. We anticipate that our Viper choppers will represent a substantial and growing percentage of our total motorcycle unit sales in 2007 and following years. We believe there is and will continue to be a large segment of motorcycle enthusiasts who prefer and seek the aggressive American design and rebel lifestyle image of chopper-style cruisers.

Our Strategy

Our goal is to develop and manufacture on a commercial scale a line of premium V-Twin heavyweight motorcycles, proprietary Viper engines, and ancillary motorcycle products, initially for sale in the United States. In order to accomplish our business objectives, we plan to execute the following strategies:

* Commercialize our two completed models and develop additional models. We intend to expand our line of motorcycles beyond our Diablo and Diamondback models. Besides our Mamba chopper, we are developing a Viper touring motorcycle designed and targeted toward customers desiring comfortable, long-distance rideability for one or two riders. The Diablo, Diamondback as well as the Mamba and our touring model will be powered by our premium proprietary V-Twin engines.

* Increased development of sales and marketing. We plan to focus our sales and marketing efforts toward recruiting and supporting dealers, building Viper brand awareness and identifying strategic marketing opportunities. We intend to increase our participation in leading consumer and dealer trade shows and motorcycle rallies and engage in media advertising activities to develop and enhance our Viper brand identity.

* Distribution Network Expansion. We will continue to recruit qualified, independent motorcycle dealers to advance toward our goal of having a nationwide Viper dealer network. We will select only experienced, full-service dealers having a good sales history and reputation as well as satisfying our financial requirements. Before entering any foreign motorcycle markets, we will expand our recruitment efforts toward dealers and distributors outside the U.S.

* In-house design and production of components. We anticipate manufacturing all Viper motorcycles at our new Big Lake, Minnesota facility for the foreseeable future. Although we already manufacture a number of our motorcycle components, third-party suppliers produce or provide most of the parts and components for our cruisers. To reduce our production costs and provide better quality control, in the future we intend to design and manufacture in-house many components currently obtained from third-party suppliers, including our V-Twin engines.

* Sell ancillary Viper brand products. We plan to market and sell various ancillary products under our Viper brand, particularly in the large custom cruiser aftermarket. Our ancillary products will include custom motorcycle parts and accessories, promotional and riding apparel, collectibles and other general merchandise.

* Commence Marketing of Viper V-Twin Engines. During the remainder of 2006, we will devote considerable efforts and resources toward market introduction of our proprietary V-Twin engines along with establishing in-house manufacturing processes and operations directed toward volume engine production at our new Big Lake facility by early 2007.

Early 2005 Reorganization

During the first quarter of 2005, we undertook and completed a major reorganization, including a business combination effected through a reverse acquisition with an inactive corporation, and a conversion of most of our outstanding debt into capital stock.

Reverse acquisition

Effective March 31, 2005, Viper Powersports Inc. acquired all of the outstanding capital stock of Viper Motorcycle Company, resulting in Viper Motorcycle Company becoming a wholly-owned subsidiary of Viper Powersports Inc.

For accounting and operational purposes, this recapitalization was conducted as a reverse acquisition of Viper Powersports Inc., with Viper Motorcycle Company being regarded as the acquirer. The stock exchange for this business combination resulted in the former shareholders of Viper Motorcycle Company acquiring approximately 94% of the resulting combined entity. See “Management’s Discussion and Analysis and Plan of Operations – Business Development Overview.”

Debt Conversions

From January through March 2005, we eliminated most of our outstanding debt through the conversion of liabilities in the amount of $4,770,879 into shares of our capital stock on the conversion basis of $2.50 per share. See “Management’s Discussion and Analysis and Plan of Operations – Business Development Overview.”

Corporate Data

Our current address in suburban Minneapolis is 19950 177th Street, Suite F, Big Lake, Minnesota 55309, our telephone number is (763) 263-5700 and our website address is www.viperpowersports.com. Information on our website is not part of this prospectus.

We also have a wholly-owned subsidiary named Viper Performance Inc., which is a Minnesota corporation formed by us in March 2005 for the purpose of holding the engine development assets we acquired on March 31, 2005.

As used in this prospectus, the terms “we”, “us”, “our”, and “the Company” refer to Viper Powersports Inc. and our two wholly-owned subsidiaries, unless the context indicates otherwise.

THE OFFERING

Securities Offered By Us:	1,000,000 units, with each unit consisting of two shares of our common stock and one five-year warrant to purchase one share of our common stock.

Warrant Terms:

Each warrant is exercisable to purchase one share of our common stock for $5.00 beginning on the date the units are separated through the date which is five years after the date of this prospectus, subject to redemption. We may redeem the warrants for $.01 per warrant on 30 days written notice at any time the closing sale price of our common stock has exceeded $7.50 for at least 20 of the 30 trading days preceding the redemption notice.

Over-Allotment Option:	150,000 units.

Common Stock to be Outstanding After This Offering:

11,993,047 shares (12,293,047 shares if the over-allotment option is fully exercised), of which 2,000,000 shares or 16.7% would be held by persons purchasing units in this offering (2,300,000 shares or 18.7% if the over-allotment option is exercised in full).

Use of Proceeds:

Repayment of debt, purchase of capital equipment, production inventory, sales and marketing, motorcycle design and development, and working capital and general corporate purposes. See “Use of Proceeds”.

Risk Factors:

You should consider carefully all of the information set forth in this prospectus, and in particular, the specific factors in the “Risk Factors” section of this prospectus, before deciding whether or not to invest in our units.

Securities Offered By Selling Shareholders:	This prospectus also relates to the possible resale of up to 1,100,042 shares of our common stock, by selling shareholders. See “Selling Shareholders.”

Proposed Nasdaq Symbols:

We have applied for quotation of our securities on the Nasdaq Capital Market. Until the units are separated into common stock and warrants, the units will trade under the symbol “VIPRU.” After separation, the units no longer will be quoted and the common stock and warrants will then be quoted under the symbols “VIPR” and “VIPRW, respectively. The units will be separated into common stock and warrants on the date which is (i) one year from the date of this prospectus, or (ii) such earlier date selected by the representative of the underwriters but not before 60 days from the date of this prospectus. Upon separation, the units will cease to exist. Our common stock currently trades in the over-the-counter market primarily through listings in the National Quotations Bureau “pink sheets” under the symbol “VIPR.” Upon separation of the units, our common stock will no longer be quoted on the “pink sheets.”

The number of shares of our common stock to be outstanding after the offering is based on 9,993,042 shares outstanding as of May 30, 2006 and excludes:

*	783,000 shares issuable upon conversion of our outstanding Preferred Shares;

*	857,000 shares issuable upon exercise of outstanding options at a weighted average price of $2.40 per share;
*	933,639 shares issuable upon exercise of outstanding warrants at a weighted average price of $3.72 per share;
*	60,000 shares issuable upon the conversion of a $150,000 convertible note at a conversion price of $2.50 per share; and
*	133,333 shares that the Company is in the process of rescinding pursuant to a fraudulent inducement contractual claim.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables present our summary historical financial information. You should read this information in conjunction with “Management’s Discussion and Analysis and Plan of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Quarter Ended March 31,	Quarter Ended March 31,	Inception (November 18, 2002) through December 31,
	2005	2004	2006	2005	2005
Statement of Operations Data:

Revenues	$1,171	$591,760	$(24,096)	$0	$642,123
Cost of revenue	1,340	473,847	35	0	502,063

Gross profit	(169)	117,913	(24,131)	0	140,060

Operating expenses:
Research and development	978,501	1,217,705	166,384	127,247	2,825,415
Selling, general and administrative	4,010,872	4,543,867	662,859	1,006,529	11,365,154

	4,989,373	5,761,572	829,243	1,133,776	14,190,569

Loss from operations	4,989,542	(5,643,659)	(853,374)	(1,133,776)	(14,050,509)
Interest and other income (expense)	3,523	(117,549)	(33,777)	(84,113)	(41,065)

Net Loss	(4,986,019)	(5,761,208)	(887,151)	(1,217,889)	(14,091,574)

Loss per share:
Basic and diluted	$(0.91)	$(1.78)	$(.16)	$(.22)	$(1.22)
Weighted average shares outstanding:
Basic and diluted	5,452,222	3,245,000	5,452,222	5,452,222

March 31, 2006

Balance Sheet Data:
Cash and cash equivalents	$317,807
Current assets	780,290
Total assets	8,537,710
Current liabilities	1,129,231
Total liabilities	1,211,167
Working capital	(348,941)
Shareholders’ equity	7,326,543

RISK FACTORS

You should carefully consider and evaluate all of the information contained in our Form 10K-SB filed with the United States Securities and Exchange Commission on March 31, 2006 and in this prospectus, including the following risk factors, before deciding to invest in our securities. Any of these risks could materially harm our business, financial condition and results of operations, which in turn could cause a material decline in the price of our units and common stock.

Risks Related to Our Business and Industry

We have a limited history of product sales and have incurred substantial losses since our inception, and we may never achieve or sustain profitability.

Since our inception in late 2002, we have incurred substantial ongoing losses, including $2,999,735 in 2003, $5,761,208 in 2004, and $4,986,019 in 2005. We have experienced cumulative losses of approximately $14.1 million, and we will continue to incur losses until we produce and sell our motorcycle products in sufficient volume to attain profitability, which there is no assurance will ever happen. Our past operations have been primarily involved in development stage operations, including developing and testing our initial motorcycle models, organizing and staffing our company, obtaining and equipping our production facility, and developing our initial dealer network. These development stage operations provide only a limited basis for you to assess our ability to commercialize our products successfully, and the advisability of investing in our securities.

Our limited history of product sales occurred mostly in 2004 and related to a motorcycle model we no longer offer. Accordingly, there is little available sales or other commercial data that you can use to evaluate our business. You must consider our prospects in light of the risks, expenses and challenges involved in attempting to introduce new products into an established and highly competitive market. We may not address these risks adequately, and our business strategy may not prove successful.

We may require additional financing to continue our business and our auditor has expressed substantial doubt regarding our ability to continue as a going concern.

We believe the net proceeds from this offering will provide us with adequate working capital for at least 12 months following completion of this offering, based upon our current plan of operations. Thereafter we may require additional financing for our working capital needs. If our estimates as to costs or revenues are inaccurate or our plan of operations changes, however, we may require additional working capital sooner than now anticipated. Additional financing, if needed, could be sought from various sources, including sales of our debt or equity securities, loans from our shareholders, or loans from banks or other financial institutions. We may not be able to obtain any additional financing from any source on reasonable terms, if at all. Further sales of equity securities could result in additional substantial dilution to persons investing in this offering. If we obtain any material debt financing, a material portion of our operating cash flow may be dedicated to the payment of principal and interest of the indebtedness, thus limiting funds available for our future business activities. If adequate additional funds are not available to us when needed, we may be required to curtail significantly or even cease our commercialization activities.

As a result of our losses and ongoing need for financing, the report from our independent registered public accounting firm on our financial statements contains a paragraph indicating substantial doubt about our ability to continue as a going concern. Accordingly, our ability to continue as a going concern is in question.

Our ability to generate profits in the future will depend upon a number of factors, many of which are beyond our control.

You should evaluate the likelihood of our anticipated financial and operational success in light of many uncertain factors inherent in an early stage venture, including:

*	our ability to effectively manufacture, market and distribute our motorcycle products in commercial quantities;

*	our ability to develop new products and enhance existing products;
*	the performance of our motorcycles and their appeal to dealers and customers;
*	our ability to recruit and maintain qualified independent dealers;
*	our ability to compete within our targeted market;
*	our ability to manage our growth effectively in terms of personnel, equipment and internal systems; and
*	our ability to control effectively the substantial costs relating to commercialization, production and marketing of our motorcycle products.

Some of these factors will depend upon circumstances beyond our control. We have never been profitable and we may not achieve profitability in the foreseeable future, if at all. There is no assurance that we will ever generate material revenues, or that any revenues we do generate will be sufficient for us to continue operations or achieve profitability.

We have limited experience in manufacturing motorcycle products.

Our motorcycles must be designed and manufactured to meet high quality standards in a cost-effective manner. Because of our lack of experience in manufacturing operations, we may have difficulty in timely producing motorcycle products in a volume sufficient to cover orders from our dealers. Any material manufacturing delays could frustrate dealers and their customers and lead to a negative perception of Viper products or our company. If we are unable to manufacture effectively in terms of quality, timing and cost, our ability to generate revenues and profits will be impaired.

We depend upon a limited number of outside suppliers for our key motorcycle parts and components.

Our heavy reliance upon outside vendors and suppliers for our components involves risk factors such as limited control over prices, timely delivery and quality control. We have no written agreements to ensure continued supply of parts and components except our engine components for 2006. Although alternate suppliers are available for our key components, any material changes in our suppliers could cause material delays in production and increase production costs. Since we have only produced a limited number of motorcycles in 2004, we are unable to determine whether our suppliers will be able to timely supply us with commercial production needs. There is no assurance that any of our vendors or suppliers will be able to meet our future commercial production demands as to volume, quality or timeliness.

We intend to manufacture our engines in-house by January 2007 at the Big Lake facility we are leasing. During 2006, however, we will be dependent upon MCD, our single-source English supplier, to produce the major components of our V-Twin engines for us. We currently have no available source for engine components other than MCD. Accordingly, we would suffer serious harm and significantly delay our planned commercial operations if MCD is unable to supply engine components effectively for our planned 2006 production. See “Business of Company – MCD Production Contract.”

Our inability to obtain timely delivery of quality components or any significant increases in the prices of components could result in material production delays and reductions in motorcycle shipments. Production delays, increased costs of components or reduction in shipments of our products will seriously impair our ability to generate revenue. Since engines are the most critical component of our motorcycles, any inability of MCD to fulfill the terms of our outsource production agreement, including any material delay in delivery of engines, deterioration of the quality of engines or failure of engines to meet our specifications, would be particularly harmful to our production of motorcycles and therefore, our ability to generate revenue.

We will be highly dependent upon our Viper distribution network of independent motorcycle dealers.

We depend upon our Viper dealers to sell our products and promote our brand image. If our dealers are unable to sell and promote our products effectively, our business will be harmed seriously. We currently have agreements with only 15 dealers. We must continue to recruit and expand our dealer base to satisfy our projected revenues. If we fail to timely obtain new dealers or maintain our relationship with existing dealers effectively, we could be unable to achieve sufficient sales to support our operations.

Our dealers are not required to sell our products on an exclusive basis and also are not required to purchase any minimum quantity of Viper products. The failure of dealers to generate sales of our products effectively would impair our operations seriously and could cause our business to fail.

We also depend upon our dealers to service Viper motorcycles. Any failure of our dealers to provide satisfactory repair services to purchasers of Viper products could lead to a negative perception of the quality and reliability of our products.

Sales of Viper motorcycles are substantially dependent upon our ability to provide and maintain a source of reliable “floor plan” financing to our dealers.

We have a significant agreement with a leading financial institution to provide floor plan financing to our dealers for their purchase of Viper products. Under this floor plan facility, we will receive payment for our motorcycles upon their shipment to our dealers. If we are unable to continue effective floor plan financing for our dealers, they would have to pay cash or obtain other financing to purchase Viper products, which most likely would result in substantially lower sales of our products, and lack of sufficient cash flow to support our business. We cannot assure you that the finance company we are now using will finance motorcycle purchases by our dealers adequately or that any other finance company would be willing to provide floor plan financing on reasonable terms.

The terms of our floor plan financing agreement require us to repurchase any products repossessed from dealers who default on their obligations to the finance company. Any material repurchases by us due to such dealer defaults could diminish our working capital significantly and harm our business and operations.

We may experience significant returns or warranty claims.

Since we have no history of commercial sales of our products, we have no data regarding the performance or maintenance requirements of Viper products. Accordingly, we have no basis on which we can currently predict warranty costs. If we experience significant warranty service requirements or product recalls, potential customers may not purchase our products. Any significant warranty service requirements or product recalls would increase our costs substantially and likely reduce the value of our brand.

Our exposure to product liability claims could harm us seriously.

Given the nature of motorcycle products, we expect to encounter product liability claims against us from time to time for personal injury or property damage. If such claims become substantial, our brand and reputation would be harmed seriously. These claims also could require us to pay substantial damage awards, including punitive damages.

Although we intend to obtain adequate product liability insurance, we may be unable to obtain coverage at a reasonable cost or in a sufficient amount to cover future losses from product liability claims. Any successful claim against us for uninsured liabilities or in excess of insured liabilities would most likely harm our business seriously.

Our success depends substantially on our ability to protect our intellectual property rights, and any failure to protect these rights would be harmful to us.

The future growth and success of our business will depend materially on our ability to protect our trademarks, trade names and any future patent rights, and to preserve our trade secrets. We hold trademark rights including our logo design and the use of our “Viper” brand for motorcycle products, and we have applied for certain additional trademark protection. There is no assurance, however, that any future or current trademark registrations will result in a registered and protectable trademark. Moreover, there is no assurance that other users of the Viper or Diablo mark will not challenge our brands. If one or more challenges against us are successful, we could be forced to discontinue use of our motorcycle brands, which would cause serious harm to our business and brand image.

We are in the process of applying for various patents covering unique features of both our motorcycles and our V-Twin engines, but we do not expect to obtain any significant patent protection. We will rely mainly upon trade secrets, proprietary know-how, and continuing technological innovation to compete in our market. There is no assurance that our competitors will not independently develop technologies equal to or similar to ours, or otherwise obtain access to our technology or trade secrets. Our competitors also could obtain patent rights that could prevent, limit or interfere with our ability to manufacture and market our products. Third parties also may assert infringement claims against us in the future, which could cause us to incur costly litigation to protect and defend our intellectual property rights. Moreover, if we are judged to have infringed rights of others, we may have to pay substantial damages and discontinue use of the infringing product or process unless they are re-designed to avoid the infringement. Any claim of infringement against us would involve substantial expenditures and divert the time and effort of our management materially.

We will face intense competition from existing motorcycle manufacturers already well established and having much greater customer loyalty, financial, marketing, manufacturing and personnel resources than us.

In our premium heavyweight motorcycle market, our main competitor is Harley-Davidson which dominates the market for V-Twin cruiser motorcycles. Other significant competitors include Suzuki, Honda, Yamaha, Kawasaki, Ducati, Triumph, BMW, Moto Guzzi and Polaris with its Victory motorcycle line. We also face particularly direct competition from a number of V-Twin custom cruiser manufacturers concentrating on the same upscale market niche where we are situated, including Big Dog, American IronHorse, Titan, Bourget’s Bike Works and others. Additional competition exists from the numerous small companies and individuals throughout the country which build “one-off” custom cruisers from non-branded parts and components available from third parties. We also expect additional competitors to emerge from time to time in the future. There is no assurance that we will be able to compete successfully against current and future competitors.

Introduction of new models of motorcycles by our competitors could materially reduce demand for our products.

Products offered in our industry often change significantly due to product design and performance advances, safety and environmental factors, or changing tastes of motorcyclists. Our future success will depend materially on our ability to anticipate and respond to these changes. If we cannot introduce acceptable new models on a regular basis or if our new models fail to compete effectively with those of our competitors, our ability to generate revenues or achieve profitability would be impaired substantially.

Purchase of recreational motorcycles is discretionary for consumers, and market demand for them is influenced by factors beyond our control.

Viper motorcycles represent luxury consumer products and accordingly market demand for them depends on a number of economic factors affecting discretionary consumer income. These factors are beyond our control and include employment levels, interest rates, taxation rates, consumer confidence levels, and general economic conditions. Adverse changes in one or more of these factors may restrict discretionary consumer spending for our products and thus harm our growth and profitability.

Viper motorcycles also must compete with other powersports and recreational products for the discretionary spending of consumers.

Our business is subject to seasonality which may cause our quarterly operating results to fluctuate materially.

Motorcycle sales generally are seasonal in nature since consumer demand is substantially lower during colder seasons in North America. We may endure periods of reduced revenues and cash flows during off-season periods, requiring us to lay off or terminate employees from time to time. Seasonal fluctuations in our business could cause material volatility in the public market price of our common stock.

When we sell our products in international markets, we will encounter additional factors which could increase our cost of selling our products and impair our ability to achieve profitability from foreign business.

Our marketing strategy includes future sales of Viper products internationally, which will subject our business to additional regulations and other factors varying from country to country. These matters include export requirement regulations, foreign environmental and safety requirements, marketing and distribution factors, and the effect of currency fluctuations. We also will be affected by local economic conditions in international markets as well as the difficulties related to managing operations from long distances. There is no assurance we will be able to successfully market and sell Viper products in foreign countries.

We must comply with numerous environmental and safety regulations.

Our business is governed by numerous federal and state regulations governing environmental and safety matters with respect to motorcycle products and their use. These many regulations generally relate to air, water and noise pollution and to motorcycle safety matters. Compliance with these regulations could increase our production costs, delay introduction of our products and substantially impair our ability to generate revenues and achieve profitability.

Use of motorcycles in the United States is subject to rigorous regulation by the Environmental Protection Agency (EPA), and by state pollution control agencies. Any failure by us to comply with applicable environmental requirements of the EPA or relevant state agencies could subject us to administratively or judicially imposed sanctions including civil penalties, criminal prosecution, injunctions, product recalls or suspension of production.

Motorcycles and their use are also subject to safety standards and rules promulgated by the National Highway Traffic Safety Administration (NHTSA). We could suffer harmful recalls of our motorcycles if they fail to satisfy applicable safety standards administered by the NHTSA.

Impairment of our intangible assets could result in significant future charges that could harm our ability to raise capital and cause a decline in our stock price.

At December 31, 2005, our balance sheet included intangible assets of $7,341,438 which resulted from our acquisition of motorcycle engine technology in March 2005. The carrying value of these intangible assets represented approximately 74% of our total assets as of December 31, 2005. GAAP accounting requires that we assess the fair value of such acquired technology at least annually in order to identify any impairment in its value. If we determine that the fair value of such acquired intangible assets is less than our recorded carrying value, an impairment loss would be identified and recorded at that time. As of the date of this prospectus, we do not believe that we have suffered any impairment of our recorded intangible assets.

Future assessments of the fair value of our intangible assets could identify material impairment losses resulting in substantial write-offs of their carrying value. Any such adjustments would likely have material adverse effects on our results of operations and our financial position, could jeopardize our continuing ability to raise capital, and could cause a material decline in the market value of our common stock.

Our financial results could be adversely affected by accounting rules governing the recognition of stock-based compensation expense, which could reduce our income or increase our losses materially.

We account for employee stock options and any other stock-based compensation in accordance with the fair value method of accounting prescribed by Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.” SFAS No. 123(R) requires that such transactions be accounted for and expensed in our statement of operations based on their fair value. The amount of and terms for future options and warrants granted by us could have a significant non-cash impact on our results of operations in future periods.

Compliance with Sarbanes-Oxley and other new corporate governance and accounting requirements will require us to incur increased material costs, and the failure to comply with such requirements will expose us to investigations and sanctions by regulatory authorities.

We face recently adopted corporate governance requirements under the Sarbanes-Oxley Act of 2002 (SOX), including new rules and regulations subsequently adopted by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board and the Nasdaq Stock Market. These laws, rules and regulations continue to evolve and may become more stringent in the future.

SOX in particular has required changes in the corporate governance, securities disclosure, auditing and compliance practices of public companies. Compliance with these numerous new rules and listing standards related to SOX is likely to increase our general and administrative costs, and such expenses may increase in the future. In particular, we will be required to include the management and auditor reports on internal controls as part of our annual report for our year ending December 31, 2007 under Section 404 of SOX. We are in the process of evaluating our internal control systems in order to report and attest as required by SOX and to provide reasonable assurance that our public disclosure will be accurate and complete. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact these may have on our operations. Moreover, there is no available precedent by which to measure adequacy of SOX compliance. If we are unable to properly implement the requirements relating to internal controls, financial reporting or other SOX provisions, we could become subject to sanctions or investigation by regulatory authorities including the SEC and Nasdaq. Any such action could materially harm our reputation, financial condition and the value and liquidity of our securities. We anticipate that SOX and rules and regulations related to SOX will increase legal and financial compliance costs and make our corporate governance activities more difficult, time-consuming and costly.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which could result in current and potential shareholders losing confidence in our financial reporting, which would harm our business and the trading price of our securities.

Effective internal controls are necessary for us to provide reliable and timely financial reports and detect and effectively prevent fraud. If we are unable to provide reliable financial reporting or we fail to prevent fraud, our business reputation and results of operations would suffer substantial harm. Lack of effective internal controls could also cause investors and stock analysts to lose confidence in our reported financial information, which would have a negative effect on the trading prices of our securities.

Risks Related to this Offering and Our Securities

The public market for our common stock has been very limited and subject to significant fluctuations and low trading volume, and accordingly the price of our securities could be volatile and decline materially, resulting in a substantial loss in your investment in this offering.

The over-the-counter trading market for our common stock has been limited and subject to frequent fluctuations. There is no public market for our units or warrants. There is no assurance an active trading market for any of our securities will emerge or be sustained, which could affect your ability to sell your securities and could depress the market prices of your securities. The stock market in general, and the market for securities of early-stage companies in particular, has been volatile. Accordingly, the market price of our securities is likely to be volatile, and investors in our securities may experience a decrease in their value including a decline unrelated to our operating performance or prospects.

The price of our securities could be subject to wide fluctuations in response to a number of factors including those listed in this “Risk Factors” section of the prospectus. Low volume or lack of demand for our securities will likely make it more difficult for you to sell our units, common stock or warrants at favorable prices relative to those you paid for our securities in this offering. You may never be able to resell our units, common stock or warrants at a favorable price or at a favorable time.

Any substantial issuance of our shares of common stock pursuant to our outstanding stock options, warrants and convertible preferred stock or notes could result in dilution to existing shareholders and could cause the market price of our securities to decline.

We have reserved 2,333,639 shares of our common stock available for issuance incident to any exercises or conversions of our currently outstanding stock options, warrants, and convertible preferred stock and notes. Future material issuances of these shares may reduce our earnings per share and dilute the percentage ownership of existing shareholders, which could harm the market price and value of our securities.

The determination of the offering price of our units involved negotiations between us and the representative of the underwriter and was based in large part on the trading price of our common stock in its current over-the-counter market, and may not reflect the future trading prices of our securities on any market that may develop.

The public offering price of our units was based on various factors, particularly the trading price of our common stock. This offering price may not be indicative of the market price for our securities either before or after this offering. In addition, when the units are separated into common stock and warrants, the market price of the components aggregated may be less than the market price the units were trading at prior to separation. You may not be able to sell your units at or above the offering price. The following factors could materially affect the prices of our securities after the completion of this offering:

*	our operating and financial performance and prospects;
*	quarterly variations in growth of our revenues and net income;
*	changes in revenue or earnings estimates by stock analysts;
*	speculation in the press or investment community;
*	sales of significant amounts of our securities by existing shareholders;
*	actions and activities of institutional investors;
*	general market and industry conditions; and
*	domestic and international economic and regulatory factors unrelated to our performance.

We will continue to be controlled by our current shareholders, who may have material interests different than those of our new shareholders from this offering.

Upon completion of this offering, our current shareholders in the aggregate will beneficially own approximately 84% (assuming no exercise of the underwriters’ over-allotment option) of our outstanding common stock. To the extent our current shareholders vote similarly, they will for the foreseeable future be able to exercise control over many substantial matters requiring approval by our board of directors or shareholders, including election of all members of our board of directors, control of our management and corporate policies, and the outcome of business combinations or other significant corporate transactions including prevention of a change of control that may be beneficial to other shareholders.

In particular, our current management and principal shareholders will own approximately 72.4% of our outstanding common stock after the offering, which will most likely afford them the ability to control any significant corporate transaction if they vote together as a group.

Substantial sales of our securities after this offering could cause the prices of our securities to decline materially.

Our present shareholders own a total of 9,993,042 shares of our common stock. Subject to lockup agreements related to this offering and compliance with Rule 144 of the Securities Act of 1933 (the “Act”), most of this common stock held by present shareholders can be sold by them from time to time for any reason. In addition, we are registering along with this offering a total of 1,000,038 shares of our common stock for resale by selling shareholders who participated in our 2005 private placement. Upon the effectiveness of this offering, these 1,000,038 shares will be freely tradeable. See “Selling Shareholders.”

We cannot predict the effect, if any, that future sales of our outstanding common stock, or even the availability of our common stock for sale, will have on the market prices of our securities prevailing from time to time. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales may occur, could harm prevailing market prices of our securities and impair our ability to raise additional equity capital.

Our officers, directors and principal shareholders have agreed to a “lock-up” preventing them from selling a total of 5,481,774 shares of our common stock and 740,000 shares of our preferred stock for 180 days following the date of this prospectus without the prior written consent of the representative of the underwriters. In addition, other present shareholders owning a total of 2,699,852 shares of our common stock have agreed to a lock-up providing they will not sell any of their common shares for 90 days following the date of this prospectus without the prior written consent of the representative of the underwriters.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our securities in this offering is substantially higher than the net tangible book value of our common stock immediately after this offering. Without giving any value to the warrant component of units, you will incur an immediate dilution of $3.54 in net tangible book value per share from the price you paid, based on the initial offering price of $8.60 per unit which includes two common shares. For a further description of the dilution you will experience immediately after this offering, see “Dilution.”

We do not intend to pay any dividends on our common stock.

We have never declared or paid any cash dividends on our common stock, and we do not expect to pay any dividends in the foreseeable future.

In the event our common stock is deemed to be a “penny stock” in the future, it most likely would become more difficult for investors to resell any of our securities owned by them, and the prices of our securities could decline substantially.

If our common stock becomes unlisted on the Nasdaq Capital Market due to a significant decline in its market value or any other reason, it most likely would be deemed a “penny stock” as defined under the Securities Exchange Act of 1934 (the “Exchange Act”). Trading of our common stock would then be subject to penny stock regulations of the SEC that may limit a stockholder’s ability to buy and sell our common stock.

The penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers or “accredited investors” who generally include persons with high net worth or high incomes. Prior to conducting a transaction in a penny stock, the broker-dealer must deliver a risk disclosure document in a form prescribed by the SEC that provides information on penny stocks and the nature and risks involved in the penny stock market. The broker-dealer also must provide other relevant information to the customer as well as making a specific written determination that the penny stock is a suitable investment for the customer and receiving the customer’s written agreement to the transaction.

These penny stock requirements could reduce the number of potential investors and level of trading activity for our securities, which could adversely affect investor interest in our securities, limit the marketability of our common stock, and impair the ability of broker-dealers to trade our securities effectively.

If a current prospectus, and possibly certain state blue sky registration, is not in place, then you will not be able to exercise your warrants.

Holders of our warrants issued as a component of the units in this offering will be able to exercise their warrants only if a current registration statement relating to the underlying common shares is then in effect and, if a state exemption is not available, only if the common shares are qualified for sale in the applicable state. We intend to file and keep current a registration statement covering the shares of common stock underlying the warrants, but we cannot assure you that we will be able to do so. We also intend to seek state qualification where required, but we cannot assure you that such qualification will occur. The warrants may be of no value if the current registration statement covering their underlying common shares is not effective and available or, if required, such underlying shares are not or cannot be registered in applicable states.

The redemption of our warrants from this offering may adversely affect investors by requiring them to sell or exercise their warrants at a time that may be disadvantageous for them.

The warrants from this offering are redeemable by us at $.01 per warrant upon 30 days written notice to the warrant holders, provided that (i) there is then an effective registration statement under the Act covering shares issuable upon exercise of the warrants, and (ii) the closing price of our common stock has exceeded $7.50 for at least 20 of the 30 trading days preceding the redemption notice.

Notice of redemption of our warrants could force their holders to exercise them and pay the exercise price at a time when it may be disadvantageous to them, to sell the warrants at the current market price when they might otherwise wish to hold the warrants longer, or to accept the redemption price which is likely to be substantially less than the market value of the warrants at the time of redemption. A warrant holder who fails to exercise warrants after receiving a notice of redemption will most likely lose money because of the redemption price of $.01.

We have substantial discretion in our use of the net proceeds from this offering, and our use of these proceeds may not result in favorable outcomes.

We currently intend to use the net proceeds of this offering as set forth in the “Use of Proceeds” section of this prospectus. We may choose, however, to use the net proceeds for different purposes and our management has the option to allocate our resources as they determine necessary from time to time. Accordingly, you will be relying completely on the judgment of our management with regard to the use of the net proceeds from this offering, and the results of their allocation of these proceeds may be unfavorable or for purposes with which you differ. Moreover, the failure of our management to apply the funds from this offering effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our securities to decline and seriously delay commercialization of our motorcycles.

Our articles of incorporation and certain Nevada statutes contain provisions that could delay or prevent a change in control of our company, even if such a change would be beneficial to our shareholders.

Our articles of incorporation currently authorize the issuance of 20,000,000 shares of preferred stock, of which only 783,000 preferred shares have been issued. Our board of directors may issue any or all of the remaining authorized preferred shares without shareholder approval in whatever rights, preferences and limitations they determine. The rights of holders of our common stock will be subject to, and may be harmfully affected by, any future issuance of a material amount of preferred stock. The existence of authorized and unissued preferred stock could delay, discourage, hinder or prevent an unsolicited acquisition of our company, making it less likely that shareholders would receive a premium for their shares as a result of any such acquisition attempt. Any material future issuance of preferred stock also could adversely affect the market price of our common stock and the voting and other rights of common stockholders.

We are subject to certain provisions of the Nevada Revised Statutes which generally prohibit a publicly held Nevada corporation from engaging in a merger or other business combination transaction with an “interested stockholder” for a period of three years from the time the person became an interested stockholder, unless the transaction is approved by stockholders in a prescribed manner. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years did own 10% or more of the corporation’s voting stock. These statutory restrictions on business combinations could prevent a change of control of our company and adversely affect the price of our common stock.

DETERMINATION OF OFFERING PRICE OF UNITS

The offering price of our units and the exercise price of the warrants included in the units were arbitrarily determined by our management after consultation with the representative of the underwriters, and were based primarily on the recent trading prices of our common stock in the over-the-counter market. The price of our units does not bear any relationship to our assets, book value, net worth or other economic or recognized criteria of investment value. In no event should the offering price of our units or exercise price of our warrants be regarded as an indicator of any future market price of our securities.

We anticipate that the offering price for our units will be in the range of $7.00 to $9.00 per unit. Accordingly, for computations in this preliminary prospectus involving the offering price of the units or underlying common shares, we have assumed an offering price of $ 8.60 per unit.

FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking” statements. Forward-looking statements broadly involve our current expectations for future results. By their nature, these statements involve substantial risks and uncertainties, and our actual results may differ materially depending on a variety of factors, many of which are beyond our control. These factors include but are not limited to economic conditions generally and in the motorcycle industry, acceptance of our products by our dealers and their customers, heavy dependence upon our independent dealer network, competition within our industry including competition from much larger competitors, product styling or technological advances that could render our products less competitive or even obsolete, our failure to engage in commercial operations effectively, seasonality of our industry, failure by us to successfully develop new products or effectively implement our strategic business plan, effective compliance with governmental environmental and safety regulations, exposure to product liability claims, protection of our intellectual property, price increases or supply limitations for components used in our products, availability of additional financing as needed, and any delays or reductions or cancellations of orders for our motorcycle products.

Words such as “anticipate,” “believe,” “intend ,” “estimate,” “may,” “could,” “expect,” and similar expressions generally identify our forward-looking statements. Any statement that is not a historical fact, including estimates or future trends or the outcome of events that have not yet occurred, are forward-looking statements. Our ability to achieve actual results consistent with our current expectations depends significantly on various factors that may cause actual results to differ materially from our current expectations. These factors include but are not limited to those discussed in this prospectus under the heading “Risk Factors.”

You must carefully consider our forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions by us. It is impossible to foresee or identify all factors that may affect our forward-looking statements, and you should not consider our enumeration of such factors in this prospectus to be an exhaustive list of all risks, uncertainties or potentially inaccurate assumptions affecting such forward-looking statements. Such known and unknown factors could affect substantially our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by our forward-looking statements. No assurance can be made that any expectation, estimate or projection contained in our forward-looking statements can be achieved.

We also caution you that our forward-looking statements speak only as of the date they are made. We undertake no obligation to update any forward-looking statements in the event our actual results differ from expected or historic results. We intend to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955 regarding our forward-looking statements, and we are including the preceding cautionary language for the express purpose of obtaining such safe-harbor protection with respect to all our forward-looking statements.

USE OF PROCEEDS

Our net proceeds from this offering of 1,000,000 units are estimated to be approximately $ 7,310,000 (approximately $ 8,430,000 if the underwriters’ over-allotment option is fully exercised), based upon an assumed offering price of $ 8.60 per unit and after deducting the estimated underwriting discount and estimated offering expenses. We intend to use the net proceeds as follows:

	Amount	Percent

Purchase production inventory	$2,100,000	28.7%
Product design and development	550,000	7.5%
Sales and marketing	520,000	7.1%
Purchase capital equipment	225,000	3.1%
Retirement of debt	1,250,000	17.1%
Working capital	2,665,000	36.5%

Total	$7,310,000	100.0%

Purchase production inventory — includes numerous components, parts and raw materials to satisfy our planned commercial motorcycle production for the next 12 months.

Product design and development — includes salaries of three design and development personnel who are employed fulltime in development activities, as well as the costs of completing two new Viper models currently under development.

Sales and marketing — consists primarily of salaries of marketing and dealer support personnel, travel and other expenses to recruit and support our dealers, product advertising and brand promotion, sales brochures and other marketing materials, and attendance at industry shows and motorcycle rallies.

Purchase capital equipment — represents 25% of the $900,000 purchase price to acquire six large CNC machines needed for our planned in-house engine production. The balance of $675,000 is expected to be financed for us over five years in equal monthly installments.

Retirement of debt — payment of secured obligations to David Palmlund III, a principal shareholder beneficially owning approximately 25% of our outstanding common stock, for his production inventory financing loan to the Company in the amount of $1,250,000 including interest of 2% per month on the outstanding balance and having a maturity date no later than September 30, 2006.

Working capital — for management and administrative salaries and expenses, facility rent and overhead, office supplies, consulting and professional fees, telecommunications and website expenses, accounting and software expenses, protection of brands and other intellectual property, costs of being a public company including SOX compliance, and general corporate purpose expenses.

Any net proceeds we receive from exercise of the underwriters’ over-allotment option will be added to our working capital.

Actual expenditures may vary materially from these estimates. The amounts and timing of our actual expenditures will depend upon numerous factors including the status of our commercial production and marketing activities, the effectiveness of our dealer network, our ongoing development projects, and the amount of cash generated by our operations. We may find it necessary to or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the proceeds from this offering.

Pending the use of net proceeds from this offering, we will invest them in certificates of deposit, short-term government obligations, or other investments that are rated investment grade securities. We currently estimate that the net proceeds we receive from this offering will be sufficient to satisfy our planned operations and working capital requirements for at least 12 months from the date of this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006:

*	on an actual basis, and

*         as adjusted to give effect to our cancellation of 133,333 shares in January 2006 and our sale of units in this offering and the application of the estimated net proceeds from this offering as shown under the “Use of Proceeds “ section, assuming no exercise of the underwriters ‘ over-allotment option.

You should read and consider this table in conjunction with “Management’s Discussion and Analysis and Plan of Operation “ and the financial statements and accompanying notes included in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted

Production inventory financing	$0	$0
18% convertible note and accrued interest	0	0
Long-term debt	81,936	81,936

Shareholders’ equity:
Preferred stock: 20,000,000 shares authorized,
783,000 shares issued and outstanding	783	783
Common stock: 100,000,000 shares authorized,
10,126,376 shares issued and outstanding (actual) and
11,993,047 shares issued and outstanding (as adjusted)	10,126	11,993
Paid-in capital	22,294,359	29,689,359
Accumulated deficit	(14,978,725)	(14,978,725)

Total shareholders’ equity	$7,326,654	$14,723,410

Total capitalization	$7,326,654	$14,723,410

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to finance the expansion of our business. Our future dividend policy is within the discretion of our Board of Directors and could depend upon various factors including our results of operations, financial condition, capital requirements and strategic opportunities.

DILUTION

If you invest in our units, the book value of your common stock will be diluted to the extent of the difference between the public offering price attributable to each share of your common stock (assumed to be $ 4.25) and the adjusted net tangible book value per share of our common stock immediately upon completion of this offering. For this dilution computation, we have allocated all of the unit price to common shares and none to the warrant.

The net tangible book value of our common stock as of March 31, 2006 was $ (45,146), or $(. 00) per share. Net tangible book value per share before this offering is determined by dividing net tangible book value (tangible assets less total liabilities) by the number of shares of our common stock outstanding as of March 31, 2006. After giving effect to the sale of units in this offering, our net tangible book value as of March 31, 2006 would have been $ 8,559,154, or $ 0.71 per share. This represents an immediate increase in adjusted net tangible book value of $ 0.71 per share to existing shareholders and an immediate dilution of net tangible book value of $ 3.54 per share to purchasers of units in this offering, as illustrated in the following table.

Assumed public offering price per common share	$4.25
Net tangible book value per share before offering	$(0.00)
Increase per share from this offering	$0.71
Net tangible book value per share after offering	$0.71
Dilution per share to purchasers in this offering	$3.54

Dilution per share as a percentage of public offering price	83%

The following table summarizes, on a pro forma basis, after the closing of this offering (assuming no exercise of the over-allotment option and not taking into consideration the warrant), the differences in total consideration paid by existing shareholders and by persons investing in this offering:

	Shares Purchased		Total Consideration		Price/Share
	Number	Percent	Amount	Percent	Average

Existing Shareholders	9,993,042	83.3%	$22,304,485	62%	$2.20
New Investors	2,000,000	16.7%	8,500,000	28%	$4.25

Total	11,993,042	100.0%	$30,804,485	100.0%

MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion should be read and considered along with our consolidated financial statements and related notes included in this prospectus. These financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ substantially from those anticipated in these forward-looking statements as a result of various factors including those set forth in the “Risk Factors” section of this prospectus.

Business Development Overview

Viper Powersports Inc., formerly ECCO Capital Corporation (“ECCO”), was incorporated in Nevada in 1980 under an earlier name. Prior to 2001, ECCO was for years actively engaged in an automobile leasing business. ECCO was unable to become profitable, and ceased all active operations in 2001. ECCO remained inactive until early 2005 when it acquired Viper Motorcycle Company, a Minnesota corporation. Incident to this acquisition, ECCO changed its name to Viper Powersports Inc. The business combination between Viper Powersports Inc. and Viper Motorcycle Company was effected as a reverse acquisition. Accordingly, Viper Powersports Inc. regards its inception as being the incorporation of Viper Motorcycle Company in November 2002.

Effective March 31, 2005, Viper Powersports Inc. acquired all of the outstanding capital stock of Viper Motorcycle Company through a stock exchange, resulting in Viper Motorcycle Company becoming a wholly-owned subsidiary of Viper Powersports Inc. For accounting and operational purposes, this transaction was a recapitalization of Viper Powersports Inc. through this reverse acquisition, and Viper Motorcycle Company is regarded as the acquirer. Our financial statements reflecting this reverse acquisition have been prepared to give retroactive effect to the incorporation of Viper Motorcycle Company on November 18, 2002 and represent the operations of Viper Motorcycle Company since its inception. Since Viper Powersports Inc. had no assets or liabilities at the time of this acquisition, its book value has been stated as zero on the recapitalized balance sheet.

The stock exchange for this reverse acquisition was affected on a one-for-one basis, resulting in the stockholders of Viper Motorcycle Company exchanging all of their outstanding capital stock for an equal and like amount of capital stock of Viper Powersports Inc. Viper Powersports Inc. issued 8,378,324 shares of its common stock and 783,000 shares of its preferred stock to shareholders of Viper Motorcycle Company to complete this reverse acquisition, resulting in the former shareholders of Viper Motorcycle Company acquiring approximately 94% of the combined entity from the acquisition. In addition, all holders of stock options and warrants for the purchase of common stock of Viper Motorcycle Company received similar options and warrants to purchase common stock of Viper Powersports Inc.

Our reverse acquisition was part of a major reorganization undertaken and completed by us in early 2005, during which we converted most of our debt into our capital stock. At the time, we believed we could not survive as an ongoing entity and obtain further material financing unless we eliminated our outstanding debt. Our debt conversions in this reorganization took place in January through February 2005, and they were all effected on a conversion basis of $2.50 per share of capital stock of Viper Powersports Inc. These debt conversions included accounts payable, accrued liabilities and matured loans. We satisfied total liabilities of $4,770,879 including $2,813,379 being converted into 1,125,354 common shares and $1,957,500 being converted into preferred shares which are convertible into our common shares on a one-for-one basis.

In March 2005, we also acquired major engine development technology including the V-Twin engines which now power our Diablo and Diamondback cruisers, and will power other motorcycle models designed and developed by us for the foreseeable future. This strategic asset purchase has enabled us to include and offer our own proprietary engine in our motorcycles, and also to market and sell engines under our own brand in the large motorcycle aftermarket. This engine technology was designed and developed over the past six to seven years by Melling Consultancy Design (MCD), a leading engine design and development firm based in England. We purchased our engine development assets from Thor Performance Inc., a Minnesota corporation in exchange for 2,996,575 shares of our common stock valued at $2.50 per share. Related parties of our company control and own a substantial majority of Thor Performance Inc. See “Certain Relationships and Related Transactions.”

Viper Performance Inc. was incorporated by us in March 2005 as a wholly-owned Minnesota corporation. We organized and incorporated Viper Performance Inc. for the purpose of receiving and holding the engine development technology and related assets which we acquired from Thor Performance Inc.

Operational Overview

We are a motorcycle company in the business of designing, developing, producing and marketing a line of premium custom V-Twin motorcycles popularly known as “cruisers.” Our motorcycles will be distributed and sold under our Viper brand through a nationwide network of independent motorcycle dealers. Marketing of our motorcycles is targeted toward the upscale market niche of motorcycle enthusiasts who prefer luxury products and are willing to pay a higher price for enhanced performance, innovative styling and a distinctive brand. We believe there is a consistently strong demand for upscale or luxury products like our American-styled classic Viper cruisers and our premium V-Twin engines.

In 2004, we produced and sold to our initial dealer base a preliminary production run of our first cruiser model which was powered by a non-proprietary engine. These 2004 sales consisted of 25 motorcycles which generated revenues of approximately $600,000. We then discontinued any further production operations in order to concentrate on obtaining proprietary V-Twin engine technology as well as to complete certain other planned enhancements to our initial model. In early 2005, we completed the acquisition of our engine development technology to allow us to have our own V-Twin engines to power all Viper motorcycles. We completed extensive testing of our proprietary V-Twin engine prototypes in late 2005, and we have been very satisfied with their performance while powering our cruisers during all kinds of street and highway running conditions.

During 2005, we also completed certain planned styling enhancements and component modifications to our Diablo and Diamondback cruiser models, and we believe both of these motorcycles now satisfy all styling, performance and quality standards or criteria we established to be met before their commercial introduction.

For the past few months, we have been primarily involved in commercial production and marketing operations and activities. During February and March 2006, we attended and displayed our motorcycles at the leading annual dealer show for cruiser motorcycles in Cincinnati and at the week-long Daytona rally. We have been and are currently devoting considerable marketing efforts toward recruiting and retaining additional independent dealers for our distribution network. Regarding commercial production, we have ordered or sourced all materials and components necessary for our planned 2006 production, many of which are now being delivered to us. We have also ordered significant CNC capital equipment suitable for our planned production operations. Our V-Twin engine requirements for 2006 are currently being produced for us in England and we expect to receive the first material shipment of engine components for our commercial production by the end of April 2006.

We also recently entered into a five-year lease for permanent corporate facilities of 36,000 square feet, which will provide us with ample spaces and offices to satisfy our production, development, inventory storage, product warehousing, marketing and administrative needs for the foreseeable future. Our new facility is located in Big Lake, Minnesota, and we are currently in the process of moving to this new facility. We anticipate completing our relocation to Big Lake in April, 2006. We also expect to complete our initial commercial production of Diablo and Diamondback cruisers for shipment to dealers from our new facility by July 2006.

Results of Operations

Revenues

Since our 2002 inception, we have generated total revenues of $642,123 most of which occurred in 2004 before we discontinued offering a motorcycle with a non-proprietary engine. We anticipate that our future revenues for the next 12 months will be primarily from sale of Viper cruisers, although we expect to begin obtaining sales of our proprietary engines in the aftermarket by the second quarter of 2007. We anticipate receiving additional revenues from our planned line of custom parts and accessories for the motorcycle aftermarket as well as our Viper branded apparel and other merchandise.

We believe our future revenue stream will be most significantly affected by customer demand for Viper cruisers, performance of our proprietary V-Twin engines, our ability to timely manufacture our motorcycle products in response to dealer and customer orders, recruitment and retention of dealers who actively promote and sell our products, and dealer acceptance of our floor plan financing facility.

We currently have outstanding orders from our dealers for approximately 100 Viper cruisers.

Operating Expenses

From our inception in November 2002 through December 31, 2005, we incurred total operating expenses of $14,190,569 including $2,825,415 of research and development expenses and $11,365,154 of selling, general and administrative expenses.

Research and development expenses consist primarily of salaries and other compensation for development personnel, contract engineering costs for outsourced design or development, supplies and equipment related to design and prototype development activities, and costs of regulatory compliance or certifications.

Selling, general and administrative expenses consist primarily of salaries and other compensation for our management, marketing and administrative personnel, facility rent and maintenance, advertising and promotional costs including trade shows and motorcycle rallies, sales brochures and other marketing materials, dealer recruitment and support costs, development of accounting systems, consulting and professional fees, financing costs, public relations efforts and administrative overhead costs.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004.

Revenues and Gross Profit

Revenues for 2005 were $1,171 consisting of minimal sales of motorcycle parts, compared to revenues of $591,760 for 2004 consisting of sales of Viper motorcycles. The decrease of sales in 2005 was due to our decision in late 2004 to discontinue offering motorcycles with a non-proprietary engine.

Cost of revenues for 2004 was $473,847 resulting in a gross profit of $117,913, or approximately 20%. Any comparison to 2005 would be meaningless.

Research and Development Expenses

Research and development decreased by $239,204 to $978,501 for year 2005 from $1,217,705 for year 2004. This decrease was due primarily to reduced development expenses – as we began to enter the production stage.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $ 532,995 to $4,010,872 for year 2005 from $4,543,867 for year 2004. This decrease was primarily due to our termination of certain production employees after we discontinued producing motorcycles in late 2004 with non-proprietary engines.

Loss from operations

Operational losses for year 2005 were $4,989,542 compared to $5,643,659 for year 2004. This decrease in losses of $654,117 in 2005 was due primarily to having fewer employees in 2005 along with a substantial reduction in professional fees.

Interest expense

Interest expense for year 2005 was $163,589 compared to $133,149 for year 2004. This increase of $30,440 during year 2005 was due primarily to additional borrowings during 2005.

No income tax benefit was recorded regarding our net loss for our years 2005 and 2004, since we could not determine that it was more likely than not that any tax benefit would be realized in the future. We have established a valuation allowance to offset any deferred tax asset for which we have made such a determination.

Since we are an early stage company just beginning commercial operations, our operations are subject to all of the risks inherent in the development of a new business enterprise, including the ultimate risk that we may never commence full-scale operations or that we may never become profitable. We do not expect to make material shipments of our motorcycles to dealers until the fall of 2006. Our historic spending levels are not indicative of future spending levels since we are entering a period requiring increased spending for commercial operations including significant inventory purchases, increased marketing and dealer network costs, and additional general operating expenses. Accordingly, our losses could increase significantly until we succeed in generating substantial product sales, which may never happen.

Plan of Operation

Our goal is to become a developer and manufacturer on a commercial scale of premium V-Twin heavyweight motorcycles and ancillary products under our Viper brand. In order to accomplish our business objectives, we plan to commercialize our completed Diablo and Diamondback models, develop and produce additional Viper motorcycle models including a chopper-style cruiser and a touring model, expand our distribution network of independent dealers, and produce and sell ancillary motorcycle products in the aftermarket including our proprietary V-Twin engines.

We expect the net proceeds from this offering of our units to satisfy our cash flow needs for at least the next 12 months. We anticipate spending approximately the following amounts in the next 12 months to support our operations regardless of the number of motorcycles we sell or the revenues we receive:

Sales and marketing expenses including dealer support and recruiting	$520,000
Research and development activities including regulatory certifications	$550,000
Purchase of capital equipment (1)	$225,000
Rent payments and fixed overhead expenses at new facility	$340,000
General and administrative expenses	$1,100,000

(1) Represents a 25% payment for the purchase of $900,000 of CNC machines needed to commence in-house manufacture of our proprietary engines by 2007, with the balance anticipated to be paid in monthly installments over a five-year period.

Our design and development activities for the next 12 months will consist primarily of the completion of two new Viper models now under development, a chopper-style cruiser named the Mamba and a touring motorcycle based on the Diablo configuration.

We will purchase six large CNC machines promptly upon receiving the proceeds of this offering of our units, in order to commence in-house production of our V-Twin engines by early 2007. These machines are specialized computer-controlled equipment needed by us to satisfy our planned in-house production of major engine and other motorcycle components. CNC machines enable us to carve out components directly from solid blocks of high-grade aluminum billet raw materials.

We estimate that our rent, utilities and other facility fixed expenses will cost approximately $28,000 monthly for the next 12 months.

Our estimated general and administrative expenses for the next 12 months include increased amounts of legal, accounting and related expenses to satisfy our SEC reporting requirements and our compliance required by various provisions of the SOX, and also include $240,000 for management compensation.

We currently have 16 employees, including four in management and administration, three in design and development, two in sales and marketing, two in purchasing and inventory control, and five in production and quality control. We anticipate hiring three to four additional production assembly personnel and a dealer support employee in 2006 incident to our planned commercial production and marketing operations. We do not anticipate any other increase in our number of employees for the next 12 months.

Engine Production

We are currently outsourcing the production of our major engine components to Melling Consultancy Design (MCD) to satisfy our planned 2006 production needs. Since MCD designed and developed our proprietary V-Twin engines, we are particularly comfortable having our commercial engine components initially being manufactured by MCD. See “Business – MCD Production Contract.”

We intend to commence in-house V-Twin engine production at our new facility in Big Lake by January 2007, after which we do not anticipate further outsourcing of our major engine components.

Liquidity and Capital Resources

Since our inception, we have financed our development, capital expenditures, and working capital needs through sale of our common stock to investors in private placements and substantial loans from our principal shareholders. We raised a total of approximately $6.1 million through the sale of our common stock in private placements, and in excess of $3.5 million through loans from our principal shareholders.

We also satisfied substantial employee compensation, consulting fees, product development, marketing and administrative expenses directly through issuance of our common stock. Since our 2002 inception, we have satisfied a total of approximately $2.4 Million for such expenses through payment with our common stock.

Our most recent private placement was completed in August 2005, in which we sold 1,000,038 shares of our common stock at $3.90 per share. Bathgate Capital Partners LLC was the Placement Agent for this private offering, and we received net proceeds of $3,387,024 after payment of commissions and other offering expenses. The 32 investors in this placement were granted registration rights requiring us to prepare and file with the SEC a registration covering the resale of their shares within 90 days of the closing of the placement. Although we currently do not have such a registration on file with the SEC, none of the investors in this placement have yet objected to our delay. All of these placement shares, however, are being registered for resale in the same registration covering our units being offered under this prospectus.

As of December 31, 2005, we had cash resources of $690,352, total liabilities of $481,056, and a working capital position of $550,357.

Dealer Warrant Program

The Company had a dealer warrant program whereby each dealer ordering at least five motorcycles would be awarded 5,000 five-year dealer warrants with an exercise price of $5.00 per share of common stock. Each additional motorcycle ordered by a dealer would qualify such dealer for an additional 1,000 dealer warrants. Dealers ordering more than five motorcycles would be granted 1,000 additional dealer warrants per motorcycle ordered under this program. The dealer warrant program ended on April 21, 2006. Two hundred thousand dealer warrants were issued to 25 dealers under this program.

Production Inventory Financing – Program Ended April 21, 2006

In October 2005, we entered into a Secured Inventory Financing Agreement with David Palmlund III, one of our principal shareholders, as the Lender. The agreement provides us with production inventory financing up to $800,000, which has enabled us to order and pay for substantial components and supplies for our commercial production operations. We have utilized the initial $800,000 of this inventory financing facility. We pay the Lender monthly interest of 2% of the average monthly outstanding amount owed by us. We have established a special bank account for depositing all funds from the Lender, which account can only be used by us to pay vendors who have provided supplies for our commercial production. If this agreement is still in effect when we commence commercial shipments of motorcycles to our dealers, we must then deposit 80% of any payments we receive for our motorcycles into the special bank account. On March 21, 2006, the agreement was amended to increase the inventory financing amount from $800,000 to $1,250,000 immediately, with the intent of an additional increase of $250,000 ($1.5 Million total) as mutually agreed to by us and the Lender. The term of the agreement was also extended to expire the earliest of August 31, 2006 or upon closing of this offering. We intend to satisfy all outstanding liability owed to the Lender on this facility from the proceeds of this offering of our units. Until repaid by us, the Lender is secured with a first position against all Viper motorcycle parts and components and finished goods inventory.

Future Liquidity

Based on our current cash position and our production inventory financing facility, we believe we will be able to fund our ongoing operations until early summer of 2006. We anticipate obtaining additional needed financing thereafter through the proceeds from this offering of our units.

If we are unable to complete this offering or to obtain substantial additional funding through another source, we most likely would need to curtail significantly, or even cease, our ongoing and planned operations. Our future liquidity and capital requirements will be influenced materially by various factors including the extent and duration of our future losses, the level and timing of future sales and expenses, market acceptance of our motorcycle products, regulatory and market developments in our industry, and general economic conditions.

The report of our independent registered accounting firm for our audited financial statement in this prospectus states that there is substantial doubt about the ability of our business to continue as a going concern. Accordingly, our ability to continue our business as a going concern is in question.

Cash Flow Information

Operating Activities

Net cash consumed by operating activities was $3,684,866, during the year ended December 31, 2005. Cash was consumed by the net loss of $4,986,019, offset by $87,228 in depreciation and stock-based compensation expense of $1,247,700. Net changes to operating assets and liabilities also consumed cash in the amount of $33,775.

Net cash consumed by operating activities during the year ended December 31, 2004 was $2,585,063. Cash was consumed by the net loss of $5,761,208 offset by depreciation of $69,069 and stock-based compensation of $1,524,981. Net changes to operating assets and liabilities, consisting primarily of substantial increases in accounts payable and accrued liabilities, also provided cash during 2004 in the amount of $1,582,095.

Investing Activities

Net cash inflows from investing activities generated $80,066 during the year ended December 31, 2005, and consisted of $150,000 received by us incident to our engine development acquisition offset by $69,934 attributable to purchases of fixed assets.

Net cash outflows from investing activities consumed $228,429 during the year ended December 31, 2004, and consisted of purchases of fixed assets of $193,178 and intellectual property of $35,251.

Financing Activities

Net cash inflows from financing activities generated $4,295,115 during the year ended December 31, 2005, and consisted of net proceeds from sale of common stock of $4,150,05 along with stockholder loans of $693,000 offset by bank balance reductions of $18,515, repayment of stockholder loans and capital lease payments of $529,424.

Net cash inflows from financing activities generated $2,417,182 during the year ended December 31, 2004, and consisted of net proceeds from sale of common stock of $245,000 along with stockholder loans of $2,282,190 offset by bank balance reductions of $42,053 and stockholder loan/capital lease payments of $67,955.

Termination of SEDA Financing Agreement

In August 2005, we entered into a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners, LP under which Cornell committed to purchase up to $15 million of our common stock over a 24-month period. To obtain this SEDA financing commitment, we issued to Cornell 133,333 shares of our common stock along with a three-year warrant to purchase an additional 1,750,000 common shares. Due to our belief that this SEDA agreement with Cornell was invalid, we terminated this SEDA in January 2006, and we also canceled all commitment fee shares and warrants which had been issued to Cornell. There is no assurance that Cornell will not pursue a claim for damages against us related to our termination of this SEDA, and we are unable to predict the future outcome of such a claim if brought by Cornell.

Seasonality and Quarterly Results

Sales of motorcycles in the United States are affected materially by a pattern of seasonality experienced in the industry, which results in lower sales during winter months in colder regions of the country. Accordingly, we anticipate that our sales will be greater during spring, summer and early fall months than during late fall and winter periods. We also expect our revenues and operating results could vary materially from quarter to quarter due to industry seasonality.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our financial statements. We base our assumptions and estimates where possible upon historical experience and on other sources that we believe are reasonable at the time and under the prevailing circumstances. Actual results may differ materially from our estimates and judgments under different assumptions or conditions.

We believe the following accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Our sales since inception have all been to dealers, and we recognize dealer sales when the following has occurred:

*	motorcycle products are delivered, which we regard as upon shipment;
*	title to motorcycles passes to the dealer, also upon shipment;
*	collection is reasonably assured; and
*	the sales price is fixed or determinable.

When our products are shipped, we also account for any costs of shipping, rebates and sales incentives, resulting in our revenue recognition being net of such expenses.

We provide a floorplan financing program for our dealers under a written agreement from a leading finance company, which requires us to repurchase any products repossessed from our dealers by the finance company, including costs related to any repossession. Regarding revenue recognition for dealers using this floorplan facility, we have established a reserve allowance for the estimated liability related to such repossessions based on 10% of sales. We review this repurchase allowance on a quarterly basis, and to the extent current experience differs materially from previous allowances, we will make appropriate adjustments. No dealers have yet defaulted while using this floorplan facility.

Our dealer agreement provides that a dealer has no right of return of products to us unless the return is authorized by us.

Valuation and Control of Inventory

Our inventory is valued at the lower of cost (on a first-in, first-out (FIFO) basis) or market value. We analyze the cost and market value of inventory on a quarterly basis in order to maintain and adjust our inventory valuation reserve for obsolete, discontinued or excess inventory. Our inventory reserve will be based on historical experience along with current product demand, and will be increased as necessary to reflect slow moving, discontinued or obsolete inventory. We do not believe our inventories are or will be subject to rapid obsolescence.

Inventories of motorcycle components and raw materials represent a large percentage of our tangible assets, and we expect this percentage to increase materially. We have established a dedicated, enclosed and secure “cage” area for storage and recording of our production inventory supplies immediately upon their delivery to us. All incoming and outgoing items to and from our cage area are recorded and monitored upon their movement in or out of the cage area. Incident to our current relocation to Big Lake, we will promptly establish a secure cage area and inventory control system there to account for our inventories effectively.

Product Warranties

We account for estimated warranty costs at the time of product shipments based on our best estimates using historical data and trends, and we have established a warranty liability account for our estimated warranty claims. We will make adjustments to our reserve account as actual claims become known or warranty costs are determinable. Our warranty obligation is affected by various factors such as product failure rates, service costs incurred to correct product failures and defects, and any recalls of our motorcycles. Current estimates of our warranty costs could differ materially from actual future results.

Impairment

Soon after the end of each fiscal year and each interim quarter, we will conduct an impairment evaluation of any material intangible assets held by us. If the results of our impairment analysis indicates that recorded values for any such assets have declined a material amount, we will adjust our valuations on a discounted cash flow basis to reflect the decline in our financial statements. Each impairment test will be based on a comparison of the carrying amount of the asset to future net undiscounted cash flows.

Stock-Based Compensation

We expense all stock-based compensation issued to our employees, contractors, consultants or others providing goods and services to us. The fair value of our securities issued for goods or services is expensed over the period in which we receive the goods and services. Equity securities which have been issued by us for goods and services have included common shares, stock options or warrants. These securities have been fully vested, non-forfeitable and fully paid or exercisable at the date of grant. Regarding grants of options or warrants, we determine their fair value for expensing purposes by using the Black-Scholes model of valuation.

For the purposes of determining the terms and exercise prices of our options and warrants, we have based the value of our underlying common stock upon a contemporaneous assessment of the facts and circumstances at the time of grant. The primary factor that was considered was arm’s-length sales of our common stock to unrelated investors occurring at the same time of the grants. Because of these contemporaneous arm’s-length cash investments for our common stock, we determined that such transactions provide the best independent evidence of the fair value of our common stock. Offering prices relating to our private placements have been based on various factors including arm’s-length negotiations with unaffiliated representatives of private investors or independent placement agents and our valuation beliefs based on the development of our business at the respective times of the private placements. Under the circumstances of our past grants of options and warrants or our issuance of common stock for goods or services, we did not believe it was useful to incur the expense of a valuation specialist.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R) (Share Based Payment) which established accounting standards for stock-based compensation transactions, including grants of options and warrants. SFAS No. 123(R) requires that all share-based compensation transactions be reflected at fair value on the transaction date and expensed over the applicable vesting period or immediately if fully vested. We comply with the provisions of SFAS 123(R) regarding our stock-based compensation transactions. Future share-based compensation or options to our employees or others could have a significant non-cash impact on our reported results of operations.

We have considered other recent accounting pronouncements of which we are aware, and we believe their adoption has not had, and will not have, any material impact on our financial position or results of operations.

Off-Balance Sheet Arrangements

In January 2004 (as amended February 8, 2005), we obtained a letter of credit (LOC) from Compass Bank of Dallas, Texas in the amount of $200,000 in favor of GE Commercial Distribution Finance Corporation for the purpose of securing our floor plan financing facility. This LOC was guaranteed by David Palmlund III, a principal shareholder of our company, who is being paid $3,000 monthly by us so long as this guarantee is outstanding.

LEGAL PROCEEDINGS

The Company is not a party to any material lawsuit, action or other legal or administrative proceeding, and the Company is not aware of any such threatened legal proceeding. Moreover, none of the property of the Company is subject to any pending or threatened legal proceeding. No director, officer, affiliate or principal shareholder of the Company is a party to any pending or threatened legal proceeding adverse to the Company, nor do any of these persons hold any material interest adverse to the Company.

MARKET PRICES OF COMMON STOCK

The Company’s common stock is traded in the over-the-counter (OTC) market under the symbol “VPWS.” Prior to the March 31, 2006 recapitalization between Viper Powersports Inc. and Viper Motorcycle Company, there had been no material trading of the common stock of the Company since 2001. Since that recapitalization, the range of high and low bid prices of the Company’s common stock, as reported by Pink Sheets quotation system, are as follows. These quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

Period	High Price (Bid)	Low Price (Bid)

April 1 – June 30, 2005	$7.50	$5.00
July 1 – September 30, 2005	$6.75	$5.00
October 1 – December 31, 2005	$5.75	$3.00
January 1 – March 31, 2006	$5.25	$2.50
April 1 – May 23, 2006	$4.25	$2.50

As of the date of this prospectus, there were 393 shareholders of record holding common stock of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no established equity compensation plans for the issuance of common stock as payment for employees, consultants or other parties. The Company has utilized its common stock for equity compensation from time to time on a transactional basis. In the future, the Company most likely will establish some type of an equity compensation plan to provide incentive to current or future employees and others material to the Company’s business.

BUSINESS OF COMPANY

We develop and produce proprietary motorcycle products targeted toward consumers who purchase upscale luxury products. Any material revenues we generate in 2006 will be from sales of our Diablo and Diamondback cruisers now being offered to our dealer network. We currently hold orders from our dealers for approximately 200 Viper cruisers, although these orders are cancelable anytime by dealers.

Additional anticipated sources of future revenues include a chopper–style model of a Viper cruiser scheduled for commercial introduction in early 2007, sales of our proprietary V–Twin engines in the motorcycle aftermarket, and sales of ancillary Viper motorcycle products including custom parts and accessories and Viper branded apparel and other merchandise.

Our Market

Motorcycles are generally characterized in their industry by weight, primarily based on engine displacement size. Our cruisers fall within the heavyweight motorcycle category which includes models with engine displacements of at least 651 cc (cubic centimeters). There are generally four types of heavyweight motorcycles:

•	standard, which emphasize simplicity and low cost;
•	performance, which emphasize handling and speed;
•	touring, which emphasize rider comfort and long distance travel; and
•	cruisers, which are designed to facilitate customization by owners.

According to publicly available information contained in annual reports of our competitors, we believe that annual sales of heavyweight motorcycles in the U.S. have increased from under 100,000 in 1992 to over 500,000 in 2005. Furthermore, we believe that U.S. sales of heavyweight motorcycles have increased materially each and every year of this 1992 to 2005 period. We also believe that premium motorcycles have become popular and well-accepted luxury recreational motorsports products. For example, the prestigious upscale Robb Report magazine also publishes Robb Report Motorcycling, an upscale motorcycle magazine featuring articles and advertising on luxury motorcycle products.

Our Viper motorcycles are offered and compete in the upscale segment of the heavyweight custom V-Twin cruiser market dominated by Harley-Davidson. We believe that potential customers in this upscale market seek motorcycle models having a product and lifestyle appeal associated with the classic American V-Twin cruiser tradition. Our targeted customer base has expanded for many years due to the growing popularity of motorcycling along with the aging of the population bulge from the post-World War II baby boom years. Many males of the baby boom generation are now in their peak income earning years, making them good prospects for luxury goods. We believe that the typical customer of premium heavyweight motorcycles is a married man in his mid-forties having an income in excess of $80,000.

Our suggested retail prices for Viper motorcycles are expected to range from $29,000 to $37,000.

Our Motorcycles

Viper motorcycles have been designed and developed to attract and appeal to wealthy motorcycle enthusiasts willing to pay a higher price for enhanced performance, innovative styling and a distinctive new brand.

Viper Diablo

The Viper Diablo is our primary cruiser, which we believe was designed and developed with many styling and performance features and components distinguishing it from cruisers of our competitors. Our development efforts have focused substantially on providing enough signature styling, component and performance features for the Diablo to compare favorably to other premium cruisers.

Premium components and distinctive features of the Diablo include:

•	a powerful, billet-cut proprietary V-Twin engine;
•	our unique right-side drivetrain providing maximum rider balance;
•	premium halogen headlights and LED display functions;
•	a 6-speed transmission;
•	adjustable rear end air suspension system and front-end Marzocchi forks;
•	a proprietary handlebar vibration dampening system; and
•	wide high-quality Metzeler tires and premium billet wheels.

The outward appearance of the Diablo includes distinctive styling features such as:

•	substantial use of billet-cut components including the V-Twin engine, primary drive, controls and wheels;
•	a low, streamlined look;
•	oil storage in the frame, enabling a sleeker and more naked appearance due to absence of the usual underseat oil tank;
•	a unique swingarm design; and
•	rear light and LED turn signals built into the fender.

Basic specifications of the Diablo cruiser are as follows:

Wheelbase length and rake:	68 inches, 34°
Weight:	590 pounds
Seat height:	21-25 inches, adjustable
Engine type:	45° V-Twin, air-cooled
Engine displacement:	Choice of 115 or 152 cubic inches
Fuel distribution:	Mikuni carburetion or direct injection (DI)
Frame:	1 1/2” inch tubular steel
Transmission/drivetrain:	6-speed, Viper right-side drive
Final drive:	Belt
Rear-end suspension:	Adjustable air-ride
Front-end suspension:	Marzocchi inverted cartridge forks
Tires:	Metzeler – 130mm front and 240mm rear
Brakes:	4-piston caliper both front and rear
Power rating ranges:	105-150 bhp and 110-170 ft. lbs. torque depending upon engine size

Viper Diamondback

The Viper Diamondback is a distinct model from our Diablo cruiser primarily due to its different styling features. It is longer and lower than the Diablo, providing it with a somewhat chopper-style look compared to the Diablo. Most of the unique features and premium components used in the Diablo are also included in our Diamondback model. Suggested retail prices of our Diamondback model are expected to be approximately 10% more than Diablo cruisers with the same size V-Twin engine.

Viper Chopper

Our chopper-style cruiser is the Viper “Mamba”, which we have developed to prototype stage and commenced its operational testing and evaluation. During the remainder of 2006, we intend to devote substantial efforts and resources toward producing running pre-production choppers, operating and testing them, and completing any needed corrections or refinements, in order to meet our anticipated commercial introduction of early 2007. Although the Mamba has been particularly styled as a custom chopper, it will include many of the distinctive features and premium components of our other cruisers including our powerful Viper V-Twin engine and unique drivetrain, a wide rear tire and comfortable softail full suspension.

We believe that our ability to develop and offer premium choppers will constitute a significant milestone toward our success in building a favorable Viper brand in our industry and with the general motorcycle community. For many years, the distinctive low-slung, stretched look of a custom chopper cruiser has maintained a strong appeal to a substantial and growing segment of motorcyclists. Many motorcycle enthusiasts prefer the aggressive styling and rebel lifestyle image projected by these choppers. Recently, the biker segment of custom choppers has been featured on popular television programs including American Choppers, Monster Garage, Biker Build-Off and others. As a result, we believe customized choppers have been transformed from being unfavorably viewed products to accepted center-stage motorcycle products. We further believe that this recent general public interest in custom choppers and their development has been favorable to the overall motorcycle industry, and will contribute to our anticipated future success in marketing our Mamba choppers.

Viper Touring Model

We have commenced designing a Viper touring motorcycle which we intend to develop for a planned commercial introduction in the second half of 2007. Our touring model will be based on the configuration of the Diablo cruiser, and will include typical features for long-distance travel such as certain fairing, a windshield, and saddlebags, as well as accommodations for a second rider including a two-rider cushioned seat, rear foot pegs and a backrest.

Viper Proprietary Engines

The proprietary engine technology acquired by us in early 2005 affords us the strategic opportunity to offer multiple displacements of engine size. We have completed extensive roadway operational testing of our initial two V–Twin models of 115 cubic inches and 152 cubic inches. Our Diablo and Diamondback models both offer consumers the choice of either one of these two engines to power the motorcycle they purchase. We believe that having our own proprietary engines will distinguish our company clearly and favorably from our competitors offering upscale motorcycles without a proprietary engine.

Our proprietary V-Twin engines feature an all-billet aluminum construction including cases, heads, cylinders, rocker boxes and covers, and oil pump components. Regardless of their varying rated power, our V-Twins will utilize the same crankshaft and stroke dimensions, with only the size of the cylinder bore creating the different displacements.

The major components of our proprietary V-Twin engines currently are being produced for us in England by Melling Consultancy Design (MCD). MCD is owned by Al Melling, who designed and developed all of our proprietary engines. We expect to receive our first commercial delivery of outsourced engine components from MCD in April 2006.

By early 2007, we intend to produce all major components of Viper engines in-house without any further dependence upon outsourced production. We are in the process of obtaining the necessary large CNC machines to enable us to engage in volume commercial production of our V-Twin engine components in early 2007. We already have qualified CNC technicians having broad experience in performing the extensive programming of CNC machines necessary to conduct tasks such as cutting our engine components automatically from raw blocks of billet aluminum.

We also anticipate that our proprietary Viper engines will provide substantial revenues to us in the large custom motorcycle aftermarket. There is a continual and growing demand for premium V-Twin engines in this aftermarket through multiple marketing channels including dealer sales, catalog sales and website online sales.

MCD Production Contract

In December 2005, we entered into a written commercial production contract with Melling Consultancy Design (MCD) of Rochdale, England to outsource the manufacture of engine kits for us sufficient to satisfy our planned motorcycle production for 2006. These engine kits, to be produced in England by MCD and shipped to us, will contain all material components for our V-Twin engines. During the first seven months of 2006, MCD will produce a total of 120 engine kits. We have purchased $41,000 of tooling and manufacturing equipment in England which is being used by MCD incident to this contract. We will retain ownership of this capital equipment upon completion of the contract. We also have paid MCD an equipment set-up charge of $2,200.

Over the seven-month period of this contract, we will pay MCD approximately $28,700 monthly including compensation for six MCD employees, leasing the necessary CNC and other equipment and related software needed for billet production of our engine components, and cutting engine gears. We also will pay MCD a final software expense payment of approximately $6,000 in the last contract month. In addition, we will pay MCD approximately $1,230 per engine kit for the raw material aluminum billet costs. Accordingly, our estimated cost of each engine kit will be approximately $2,960, or $355,000 for all 120 of them. These costs are approximated because the MCD contract payments are expressed in English currency, and actual payments may vary somewhat due to prevailing currency translations from month to month.

Sales and Marketing

We will sell our motorcycles directly to our authorized Viper dealers. Our dealer network will include well-established, independent full-service dealers offering more than one motorcycle brand. We currently have 17 Viper dealers located primarily in Southern and Midwestern states, all of which are experienced in selling and servicing premium heavyweight V-Twin motorcycles. We will continue to recruit additional qualified Viper dealers to attain our goal of having a nationwide distribution network. Our near-term marketing focus will emphasize dealer recruitment in regions of the country where we lack dealer representation.

Our dealers must maintain full-service departments capable of providing quality V-Twin engine and drivetrain maintenance and repair. They also must be able to perform custom upgrade work on cruisers. Viper dealers enter into a written dealer agreement with us granting them a designated, non-exclusive location to sell Viper motorcycle products. Dealers have the exclusive right to use and display our Viper brand in their respective locations in connection with the sale of our products. They must be responsible for warranty services and general repair and maintenance services, maintain adequate working capital, and conduct material efforts toward promoting and selling Viper products. Dealer agreements are for a one-year term, and expire automatically unless renewed by us and consented to by the dealer.

We will conduct substantial ongoing marketing activities to support our dealer network and promote Viper products and brands to our customer base and to the general public. Our marketing and promotional efforts will include advertising in selected trade publications and motorcycle magazines, production and publication of sales brochures, technical product documentation, and providing service and operational manuals for dealers and their customers. We will also participate in direct mail promotions to prospective customers, attend leading motorcycle trade shows and conventions including the annual Cincinnati V-Twin Expo for cruiser motorcycle dealers, and appear at popular motorcycle rallies including the Sturgis rally and Daytona Bike Week. We also intend to institute material public relations efforts directed toward obtaining publication of articles on our company and its products in industry magazines and in newspapers and other publications available to the general public.

Dealer Floor Plan Financing

We have a written agreement with GE Commercial Distribution Finance Corporation (CDF) to provide floor plan financing to Viper dealers. Under this facility, we submit an invoice to CDF describing motorcycles we ship to a dealer if the dealer requests CDF floor plan financing. Provided CDF accepts the transaction, CDF will pay us 96.7% to 100% of the amount invoiced within 15 days of CDF’s receipt of the invoice. We expect that most of our Viper dealers will purchase products from us financed by this CDF floor plan facility. Each Viper dealer must qualify independently with CDF to access this financing, and CDF is only obligated to finance products it has approved on a transactional basis. Ten of our dealers have qualified with CDF for this financing, and we expect virtually all of our dealers to qualify during 2006.

CDF’s obligation to finance dealer purchases of Viper products is also subject to:

•	our delivery of products to the dealer within 30 days of CDF’s acceptance;
•	receipt of a transaction number from CDF; and

•	receipt by CDF of the invoice from us within 10 days of product delivery to the Viper dealer.

If for any reason CDF deems it necessary to repossess Viper products from a Viper dealer, we must repurchase them from CDF at the greater of the dealer unpaid balance or our original invoice price, regardless of the condition of the merchandise, and we also must pay any repossession expenses incurred by CDF. Our CDF floor plan financing facility may be terminated anytime by CDF or by us upon 30 days written notice to CDF.

Design and Development

We are committed to a substantial ongoing design and development program to:

•	introduce new Viper motorcycle models on an annual basis;
•	improve and enhance Viper models;
•	develop as many parts and components as possible for in-house production toward our goal of reducing production costs and controlling quality; and
•	develop and produce or outsource production of ancillary Viper components and accessories for sale in the large custom cruiser aftermarket.

We believe our established design and development systems, our professional and motivated personnel, and other development equipment and capabilities will enable us to timely design and develop new Viper products as needed to satisfy the changing needs and tastes of the custom cruiser market. Our design and development operations are conducted primarily through our in-house development and engineering department located in our corporate facility. Since our November 2002 inception through December 31, 2005, we spent approximately $3.1 million on product research, design and development including capital purchases of equipment.

Manufacturing and Suppliers

Our manufacturing operations consist of in-house production of certain components and parts, assembly and polishing components, and conducting quality control of in-process and finished motorcycles. Motorcycle body and electrical components are outsourced for production to our specifications to various experienced manufacturers of motorcycle components, including framework, fenders, gas tanks and electrical harnesses and wiring. Other key components are purchased off-the-shelf from various independent manufacturers and distributors mostly located in the United States, including brake and suspension systems, handlebars, transmissions and clutches, drive belts, ignition starters, seats, tires and wheels, panel indicators, lights and batteries. Components manufactured by us in-house from billet aluminum raw materials include swingarms, footpegs, controls and many small parts. Painting of our motorcycles is outsourced to two local painting companies skilled in custom motorcycle painting.

We have designed our quality control procedures and standards to include inspection of incoming components and adherence to specific work-in-process standards during motorcycle assembly. Periodic quality control inspections will be conducted at various stages of our assembly operations. Finished motorcycles will be subjected to performance testing under running conditions and to final quality inspection.

Warranty Policy

We will provide a standard limited warranty for Viper products primarily covering parts and labor to repair or replace defective motorcycle components. Our warranty will cover unlimited mileage during an effective one-year term. Under our Viper dealer agreements, our dealers will conduct repairs on Viper products under warranty, for which we will reimburse dealers. Warranty repairs and replacements will be provided at no cost to the consumer.

Competition

The heavyweight motorcycle market is highly competitive, and most of our competitors have substantially greater financial, personnel, development, marketing and other resources than us, which puts us at a competitive disadvantage. Our major competitors have substantially larger sales volumes than we expect to ever realize and in most cases have greater business diversification. Our main competitor is Harley-Davidson, which for years has dominated the custom cruiser segment of the motorcycle marketplace. Other major competitors include Polaris with its Victory motorcycle brand, BMW, Honda, Suzuki, Yamaha, Kawasaki, Moto Guzzi, Ducati and Triumph. Direct competition in the upscale cruiser market includes Big Dog, American IronHorse, Bourget’s Bike Works and others. We also compete with many small companies and sole proprietors who produce custom cruisers on a one-off basis using unbranded components. Due to the steady growth of cruiser-style motorcycles in recent years, we expect to encounter additional new competitors from time to time.

We believe that the principal competitive factors in our industry are styling, performance, quality, product pricing, durability, consumer preferences, marketing and distribution, brand awareness and the availability of support services. We cannot assure anyone that we will be able to compete successfully against current or future competitors or that the competitive pressures faced by us will not materially harm our operations, business and financial condition.

Intellectual Property

We hold a registered trademark for our Viper logo, and we have applied for trademark registration for the use of the term Viper in connection with motorcycles and motorcycle products. Although we have not been challenged by any party regarding our use of Viper as a brand name, there is no assurance that we will receive trademark registration from the U.S. Patent and Trademark Office. If we cannot obtain an official registration of the Viper trademark, however, we believe we hold the right to continue using the Viper name and brand as it is now used by us for motorcycle products. We are aware of other users of the marks Viper and Diablo for various products, and there is no assurance one or more of these other users will not challenge our use.

We regard our development technology and proprietary know-how and assets as being very valuable to us, but we have no patent protection to date. We have prepared and filed certain patents relating to our V-Twin engines and certain other Viper motorcycle components. We do not expect to obtain any significant patent protection, however, and we intend to rely primarily upon a combination of trade secrets and confidentiality agreements to protect our intellectual property.

There is no assurance that any measures taken by us to protect our intellectual property will be sufficient or that such property will provide us with any competitive advantage. Competitors may be able to copy valuable features of our products or to obtain information we regard as a trade secret. We are currently not aware of any claims of infringement against us regarding our products or intellectual property rights.

Government Regulation

Motorcycles sold in the United States, European Union countries, Canada and other countries are subject to established environmental emissions regulations and safety standards. Viper motorcycles must be certified by the Environmental Protection Agency (EPA) for compliance with applicable emissions and noise standards and by the California Air Resources Board (CARB) with respect to California’s more stringent emissions regulations. Motorcycles sold in California also are subject to certain tailpipe and evaporative emission requirements unique to California.

Motorcycles sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and its rules promulgated and enforced by the National Highway Traffic Safety Administration (NHTSA). This safety act prohibits sale of any new motorcycle failing to conform to NHTSA safety standards, and also provides for remedying safety defects through product recalls. We are also required to recall motorcycles voluntarily if we determine a safety defect exists regarding Viper motorcycles. If the NHTSA or we determine a defect exists requiring a recall, the costs to us of such an event could be very substantial.

We are in the process of submitting our Viper cruisers and their V-Twin engines to the applicable governmental agencies to satisfy their certification requirements and standards. We expect to incur material ongoing costs to comply with motorcycle safety and emissions requirements. As new laws and regulations are adopted, we will assess their effects on current and future Viper motorcycle products. We expect to spend about $60,000 in 2006 for such compliance.

Employees

We currently employ 16 persons including our management, development, production, marketing and administrative personnel. We expect to hire one dealer support employee and three to four assembly personnel during 2006 to support our commenced commercial operations. We do not anticipate needing any other new employees during the next twelve months. None of our employees belong to a labor union, and we consider our relationship to our employees to be good.

Equipment

We own considerable development and production equipment, business vehicles, and computer and office equipment, for which we have paid approximately $350,000 since our inception in November 2002.

Big Lake Facility

On February 3, 2006, we entered into a Lease Agreement with Big Lake Partners LLC (the “Lessor”) to lease our future permanent production, marketing and administrative facilities consisting of 36,000 square feet. These lease spaces are contained in a modern manufacturing/office building in Big Lake, Minnesota about 30 miles northwest of Minneapolis, and the initial lease term is for five years. We moved into this new facility at the end of April 2006.

We must pay monthly rental for the leased premises in the amount of base minimum rent of $15,898.58 plus monthly additional rental to pay for our pro rata share of utilities, real estate taxes, insurance, janitorial services, common area maintenance, and other costs which we estimate will total approximately $9,400 monthly during 2006. We also have an option to renew the lease for a five-year term provided we agree to lease payments “equal to market rents as determined by Lessor.”

MANAGEMENT

Our directors serve until their successors are elected and qualified. Our executive officers are elected by our Board of Directors and serve at the discretion of the directors. There are no family relationships among our directors and executive officers.

Directors, Officers and Promoters

Name	Age	Position

John Lai	43	President, Co-founder and Director
Terry L. Nesbitt	56	Director, Executive Vice President and President of Subsidiary
John R. Silseth II	43	Co-founder and Managing Director of Subsidiary
Robert 0. Knutson	69	Director and Secretary
Jerome Posey	57	Chief Financial Officer and Treasurer

JOHN LAI has been a director of the Company since its inception in 2002, and he also serves as Executive Vice President of Viper Motorcycle Company, a wholly-owned subsidiary of the Company. Since 1992, Mr. Lai has owned and operated Genesis Capital Group, Inc., a provider of corporate development and venture capital consulting. From 1996 to 1998, he was Chief Financial Officer and a director of Buyitnow.com, Inc., an internet retailer.

TERRY L. NESBITT has been a director of the Company since February 2005, and he is also the President of Viper Motorcycle Company, a wholly-owned subsidiary of the Company. Mr. Nesbitt has been our Executive Vice President of Sales and Marketing since our inception in 2002, being primarily in charge of all marketing and sales activities and the development of the dealer network for Viper products. Mr. Nesbitt also served as our Interim Chief Executive Officer during April to May 2004. During 2001 and most of 2002, Mr. Nesbitt was an independent consultant in the motorcycle industry. Prior to 2001, he served in several key sales management positions over a fifteen-year period with Polaris Industries Inc., including national sales manager for Polaris’ line of Victory V-Twin cruiser motorcycles.

JOHN R. SILSETH II is a co-founder of the Company and has served as Managing Director of Viper Performance Inc., a wholly-owned subsidiary of the Company, since its incorporation in March 2005. Through his wholly-owned company, Racing Partners Management Inc., Mr. Silseth has provided product development consulting and financing services to the Company since its 2002 inception, and he also is a principal shareholder of the Company. Through Racing Partners Management Inc., Mr. Silseth has provided consulting services to various early-stage or start-up businesses during the past ten years.

ROBERT O. KNUTSON has been a director of the Company since February 2005, and he has been Secretary of the Company since its 2002 inception. Mr. Knutson has practiced law in the Minneapolis metropolitan area as a sole practitioner since 1971, and prior thereto he was an associate attorney with the Minneapolis law firm of Dorsey & Whitney.

JEROME POSEY has been the Chief Financial Officer of the company since November 2005. From 1997 to November 2001, Mr. Posey was Chief Financial Officer and a principal shareholder of Robin Lee’s, Inc., a retailer of collectibles, home decor and greeting cards. From December 2001 until October 2005, he was Vice President/Finance and Chief Financial Officer of IntraVantage, Inc., which manufactured and sold a drug delivery device for the dental industry.

Directors Elects

The following three persons have been elected to our Board of Directors, with their terms of service to commence upon the effective date of this offering.

RANDY R. SIMPSON Age 51 Director Elect, has been an independent Certified Public Accountant for over 30 years, with his practice located in suburban Salt Lake City, Utah. Mr. Simpson has extensive experience in conducting audits for early stage public companies, and he also provides substantial business and tax accounting services for various corporate and individual clients.

JOHN WYCKOFF Age 71 Director Elect, has been an independent marketing and sales training consultant, author, and motivational speaker for the recreational Powersports industry for over 20 years. He has conducted more than 100 sales training programs for Harley-Davidson dealers and district managers, and also provided considerable marketing consulting for many other leading motorcycle manufacturers. He writes a regular feature column for three different motorcycle industry magazines or newsletters, as well as authoring numerous articles which have appeared in various leading biker magazines. Mr. Wyckoff also has served on the Board of Directors of the AMA (American Motorcyclist Association) and the MTA (Motorcycle Trade Association) as well as the after-market committee of the MIC (Motorcycle Industry Council).

ROBERT VAN DEN BERG Age 71 Director Elect, founded Comstrand, Inc. in 1969, a manufacturer’s representative firm. He has served as Comstrand’s Chief Executive Officer since its inception. Since 2003, Mr. Van Den Berg also has been the Chief Executive Officer of Advanced Accessories Corp., a corporation developing and manufacturing a line of LCD and LED displays for the motorcycle and RV industries.

Executive Compensation

The following table sets forth the executive compensation of the executive officers of the Company during the two fiscal years ended December 31, 2004 and 2005.

SUMMARY COMPENSATION TABLE

Name and Positions	Year	Salary ($)		Bonus	Restricted Stock Awards ($)		Securities Underlying Options/SARs (#)	LTIP Payouts	Other

John Lai,	2005	$84,000		—	—		150,000/0	—	—

President (1)	2004	$72,000		—	—		—	—	—

Terry Nesbitt,	2005	$110,060	(2)	—	—		125,000/0	—	—

Executive VP (1)	2004	$104,966	(2)	—	$312,500	(3)	—	—	—

(1)

In February 2005, Mr. Lai was granted a stock option to purchase 150,000 common shares at $2.50 per share over a five-year term, and Mr. Nesbitt was granted a similar option to purchase 125,000 common shares.

(2)	Includes $6,000 related to a monthly fuel allowance of $500.
(3)	This stock grant to Mr. Nesbitt was for 125,000 common shares valued at $2.50 per share at the time of the grant.

Option/SAR Grants

The Company has not issued any SAR grants since its inception. None of the stock options issued by the Company since its inception have been exercised. The following table contains certain information relating to option grants in our last fiscal year as well as on unexercised options.

Option/SAR Grants in Last Fiscal Year

Individual Grants

Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date

John Lai	150,000	21.6%	$2.50	February 2010
Terry Nesbitt	125,000	18.1%	$2.50	February 2010

Employment Contracts and Change-in-Control Arrangements

Except for Terry Nesbitt, the Company has no written employment contracts with its management or other employees. The Company also does not have any change-in-control arrangements with any person.

Mr. Nesbitt is employed under a three-year written agreement expiring in January 2007, under which he is currently receiving salary of $104,060 plus medical insurance, a monthly fuel expense allowance, a vehicle for business purposes, and reimbursement of reasonable out-of-pocket expenses. If the Company terminates his employment without cause, he would receive severance payments of 75% of his annual compensation payable in equal monthly installments over two years.

Board of Directors and Committees

Our Board of Directors is currently composed of three persons and has elected three additional directors to serve upon effectiveness of offering, who are referred to in this prospectus as our Director Elects. Immediately following this offering, we will appoint an audit committee and a compensation committee. These committees will comply with the listing requirements of the Nasdaq Capital Market. After this increase of our directors, a majority of our directors will be independent within the meaning of the Nasdaq Marketplace Rules, and all members of our Audit Committee and Compensation Committee will satisfy such Nasdaq independence standards. One member also will be an “audit committee financial expert.”

We do not expect to appoint a Nominating and Corporate Governance Committee until at least 2007, but rather our entire Board of Directors will perform the functions and assume the responsibilities of such a committee.

No director or executive officer of our company is related to any other of our directors or executive officers, and there are no arrangements or understandings between a director and any other person that such person will be elected as a director.

Compensation of Directors

Currently, our directors do not receive any compensation for serving as members of our Board of Directors. Upon the effectiveness of offering, we intend to establish reasonable compensation terms for our independent directors, including certain stock options.

Compensation Committee Interlocks and Insider Participation

Our Board of Directors did not have a Compensation Committee during 2005 or before. Messrs. Lai and Nesbitt have participated in our deliberations concerning executive officer compensation. None of our executive officers served as a member of the Board of Directors or compensation committee of another entity which has one or more of its executive officers serving as one of our directors.

Indemnification and Limitation of Director and Officer Liability

Our organizational documents provide for indemnification of our directors and officers to the fullest extent permitted by Nevada law, which may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from our directors and officers. There is no pending litigation or proceeding involving any of our directors or officers which would require indemnification under Nevada law, nor are we aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Act may be permitted to our officers and directors under Nevada law or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth as of the date of this prospectus, certain information regarding beneficial ownership of the common and preferred stock of the Company by (a) each person or group known by the Company to be the beneficial owner of more than 5% of the outstanding common or preferred stock of the Company, (b) each director and executive officer of the Company, and (c) all directors and executive officers of the Company as a group. Each shareholder named in the below table has sole voting and investment power with respect to shares of common or preferred stock shown in the table. Shares underlying any options or warrants included in the table are all currently exercisable. Unless otherwise indicated, the address of each listed shareholder is 5733 International Parkway, New Hope, Minnesota 55428.

Shareholder	Shares Owned Beneficially	Percent of Class

A. Title of Class – Common Stock

John Lai (1)	665,582	6.6%

Terry L. Nesbitt (2)	425,000	4.1%

Robert 0. Knutson (3)	249,353	2.4%

John R. Silseth II	2,065,138	20.4%

David Palmlund III (4) 5323 Swiss Avenue Dallas, TX 75214	2,811,698	25.0%

Garry Lowenthal (5) 1836 Prior Avenue Falcon Heights, MN 55113	868,916	8.6%

All directors and officers as a group (4 persons) (6)	1,289,935	12.4%

B. Title of Class – Preferred Stock

David Palmlund III (7)	740,000	94.5%

1)	Includes 150,000 shares underlying an option.
2)	Includes 125,000 shares underlying an option.
3)	Includes 75,000 shares underlying an option.
4)	Includes an aggregate of 395,000 shares underlying warrants, convertible notes and an option, and 740,000 shares underlying his convertible preferred stock.
5)	Includes 75,000 shares underlying an option.
6)	Includes 350,000 shares underlying options.
7)	These preferred shares are convertible into common shares on a one-for-one basis.

SELLING SHAREHOLDERS

In August 2005, we completed a private placement in which we sold 1,000,038 shares of our common stock. Bathgate Capital Partners, our placement agent for the offering, received warrants to purchase 100,004 shares of our common stock exercisable at $3.90 per share. In connection with this placement, we agreed to register the placement shares and underlying warrant shares for resale. Accordingly, the aggregate of 1,100,042 of placement and warrant shares are being included in this registration for our offering of units.

Security Ownership of Selling Shareholders

The following table presents as of May 30, 2006 information regarding the selling stockholders and the shares of our common stock they may offer under this prospectus. Except as described in the footnotes to this table, the selling stockholders do not have, or since our inception have not had, any material relationship with us or any of our affiliates.

The selling stockholders may, from time to time, offer and sell any or all of their shares listed in this table. Because the selling stockholders are not obligated to sell their shares, or they may also acquire publicly traded shares of our common stock, or they may not exercise warrants relating to certain shares offered under this prospectus, we are unable to estimate how many shares they may beneficially own after this offering. For presentation of this table, however, we have estimated the percentage of our common shares beneficially owned after the offering based on assumptions that the selling stockholders exercise all warrants for shares included in this offering and sell all of the shares being offered by this prospectus.

We have calculated beneficial ownership in accordance with SEC rules of the beneficial ownership which includes voting or investment power with respect to the securities shown in the table. Shares of our common stock that may be obtained within 60 days of May 30, 2006 are deemed to be beneficially owned by the person holding securities that are exercisable or convertible into our common shares for the purpose of computing the percentage ownership of such person, but are not regarded as outstanding for the purpose of computing the percentage ownership of any other person.

Selling Shareholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Owned Before Offering	Shares to be Sold	Percentage of Outstanding Shares Owned After the Offering (1)

David Palmlund III (1)	2,811,698	25.0%	153,937	23.6%
John R. Silseth II (2)	2,065,138	20.4%	33,000	20.1%
Steven Bathgate (3)	14,070	*	14,070	0%
Vicki Barone (4)	12,020	*	12,020	0%
Jonathon Kruljac (5)	26,472	*	26,472	0%
Greg Fulton (6)	8,880	*	8,880	0%
Richard Billings (7)	29,723	*	29,723	0%
Lee Schlessman (8)	7,824	*	7,824	0%
Idatonye Afonya (9)	17,250	*	2,000	*
Victoria Opportunity Partners, L.P. (10)	50,000	*	50,000	0%
J.A. Scott Investments (10)	13,000	*	13,000	0%
Wholesale Realtors Supply (10)(11)	200,000	2.0%	200,000	0%
Alma & Gabriel Elias (10)	200,000	2.0%	200,000	0%
Kent & Elizabeth Lund (10)	3,205	*	3,205	0%
Robert J. Marsh II (10)	9,000	*	9,000	0%
Jonathon G. D. Sharp (10)	6,500	*	6,500	0%
Fred J. Marvel (10)	6,500	*	6,500	0%
William Moreland (10)	50,000	*	50,000	0%
Peter L. Gianulis (10)	13,000	*	13,000	0%
Donald M. Bates (10)	6,500	*	6,500	0%
Adele & Josh Arkin (10)	6,500	*	6,500	0%

Selling Shareholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Owned Before Offering	Shares to be Sold	Percentage of Outstanding Shares Owned After the Offering (1)

Don A. Medlin (10)	6,500	*	6,500	0%
Thomas D. Wolf (10)	3,205	*	3,205	0%
James E. Duncan (10)	6,500	*	6,500	0%
Susan M. Duncan (10)	6,500	*	6,500	0%
Cal & Amanda Rickel (10)	6,500	*	6,500	0%
Kim J. Gloystein IRA (10)	6,500	*	6,500	0%
Richard Kunter SEP IRA (10)	6,500	*	6,500	0%
George Johnson IRA (10)	3,205	*	3,205	0%
Ken Elliot SEP IRA (10)	6,500	*	6,500	0%
Nelse Hendricks IRA (10)	6,500	*	6,500	0%
Douglas C. Harner Living Trust (10)	3,205	*	3,205	0%
Bathgate Capital Partners, LLC (12)	3,640	*	3,640	0%
Richard Huebner (13)(14)	8,770	*	8,770	0%
David Drennen (13)(15)	1,548	*	1,548	0%
Katherine Walker (13)(16)	62	*	62	0%
Kevin Sylla (13)(17)	390	*	390	0%
Eric Axel (13)(18)	390	*	390	0%
Michael Donnelly (13)(19)	300	*	300	0%
Andrea Bauer (13)(20)	300	*	300	0%
Susan Ross (13)(21)	200	*	200	0%
Nancy Stratton (13)(22)	100	*	100	0%
APS Financial Corp. (13)(23)	4,800	*	4,800	0%
Peter K. Aman (13)(24)	7,200	*	7,200	0%
US Euro Securities (13)(25)	923	*	923	0%
Anthony Dudzinski (13)(26)	3,692	*	3,692	0%
Greg & Ann Fulton (13)(27)	882	*	882	0%

* Less than 1%

(1)

Includes an aggregate of 395,000 shares underlying warrants, convertible notes and an option, and another 740,000 shares underlying convertible preferred stock. The 153,937 shares being sold in this offering represent shares purchased in our private placement completed in August 2005. Mr. Palmlund is a principal shareholder and affiliate of our company.

(2)

The 33,000 shares being sold in this offering represent shares purchased in our private placement completed in August 2005. Mr. Silseth is a founder, principal shareholder and affiliate of our company.

(3)

Includes 5,300 shares purchased in our private placement completed in August 2005 and held in his IRA account, and 8,770 shares underlying warrants issued incident to such private placement to Bathgate Capital Partners and later transferred to Mr. Bathgate. Steven Bathgate is a Senior Managing Partner of Bathgate Capital Partners.

(4)

Includes 3,250 shares purchased in our private placement completed in August 2005 and held in her IRA account, and 8,770 shares underlying warrants issued incident to such private placement to Bathgate Capital Partners and later transferred to Ms. Barone. Vicki Barone is a Senior Managing Partner of Bathgate Capital Partners.

(5)

Includes 3,250 shares purchased in our private placement completed in August 2005 and held in his IRA account, and 23,222 shares underlying warrants issued incident to such private placement to Bathgate Capital Partners and later transferred to Mr. Kruljac. Jonathon Kruljac is a Director of Corporate Finance and Institutional Sales of Bathgate Capital Partners.

(6)

Includes 6,500 shares purchased in our private placement completed in August 2005 and held in his IRA account, and 1,498 shares underlying warrants issued incident to such private placement to Bathgate Capital Partners and later transferred to Mr. Fulton. Greg Fulton is the Director of Municipal Finance of Bathgate Capital Partners.

(7)

Includes 6,500 shares purchased in our private placement completed in August 2005, and 23,223 shares underlying warrants issued to Bathgate Capital Partners incident to such private placement and later transferred to Mr. Billings. Richard Billings is a Director of Corporate Finance and Institutional Sales of Bathgate Capital Partners.

(8)

Includes 6,500 shares purchased in our private placement completed in August 2005, and 1,324 shares underlying warrants issued to Bathgate Capital Partners incident to such private placement and later transferred to Mr. Schlessman. Lee Schlessman is a shareholder of an affiliate of Bathgate Capital Partners.

(9)

Includes 2,000 shares purchased in our private placement completed in August 2005, and 15,250 shares owned by Mr. Afonya prior to such private placement. His private placement 2000 shares are the only shares owned by him that are being registered in this offering.

(10)	Represents shares purchased by the selling stockholder in our private placement completed in August 2005.

(11)	Gabriel Elias maintains investment and voting control of Wholesale Realtors Supply.

(12)	Represents shares of our common stock underlying warrants that were issued to Bathgate Capital Partners as placement agent for our private placement completed in August 2005.

(13)

Represents shares of our common stock underlying warrants that were issued to Bathgate Capital Partners as placement agent for our private placement completed in August 2005, which warrants were later transferred to the selling stockholder.

(14)	Richard Huebner is a Senior Managing Partner of Bathgate Capital Partners.

(15)	David Drennen is Legal Counsel for Bathgate Capital Partners.

(16)	Katherine Walker is Executive Assistant of Bathgate Capital Partners.

(17)	Kevin Sylla is a licensed retail broker with Bathgate Capital Partners.

(18)	Eric Axel is a licensed retail broker with Bathgate Capital Partners.

(19)	Michael Donnelly is an Investment Analyst with Bathgate Capital Partners.

(20)	Andrea Bauer is Accounting Manager of Bathgate Capital Partners.

(21)	Susan Ross is Compliance Officer and Operations Manager of Bathgate Capital Partners.

(22)	Nancy Stratton is Office Manager of Bathgate Capital Partners.

(23)	APS Financial Corp, a registered broker-dealer, was a member of the selling group for our private placement completed in August 2005.

(24)	Peter K. Aman is a licensed retail broker with APS Financial Corp.

(25)	US Euro Securities, a registered broker-dealer, was a member of the selling group for our private placement completed in August 2005.

(26)	Anthony Dudzinski is Chief Executive Officer of US Euro Securities.

(27)	Greg and Ann Fulton are shareholders of an affiliate of Bathgate Capital Partners.

Plan of Distribution

We have not engaged an underwriter in connection with the offering by the selling shareholders of ___________ shares of our common stock and we will receive no proceeds from the sale of any of the shares of common stock that may be sold by the selling shareholders. We have agreed to pay all expenses incurred in connection with the registration of the shares of common stock offered by the selling shareholders except that the selling shareholders are responsible for paying all commissions, discounts and other payments to broker-dealers incurred in connection with their sale of the shares of common stock.

The selling stockholders have advised us that the sale or distribution of our common stock by them may be effected directly to purchasers by the selling stockholders or by pledgees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of our common stock is quoted or (ii) in transactions otherwise than through a public market. Such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated or fixed prices.

The selling stockholders and any brokers, dealers or agents that participate in this offering may be deemed to be underwriters, and any profit on the sale of common stock by them, or any discounts, concessions or commissions received by them may be deemed to be underwriting discounts and commissions under the Exchange Act.

Under the securities laws of various states, our shares of common stock may be sold by the selling stockholders only through registered or licensed brokers or dealers. In addition, in certain states the shares of selling stockholders may not be sold unless the shares have been registered or qualified for sale in such states or an exception from registration or qualification is available and is complied with.

Regulation M

The anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares covered by this prospectus. Accordingly, the selling stockholders are not permitted to cover the short sales by purchasing shares of our common stock while the distribution is taking place.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The promoters of the Company are John Lai and John Silseth II. They received a total of 120,000 shares of common stock of the Company, 60,000 shares each, in November 2002 incident to their services relating to the initial incorporation and organization of the Company. These shares were valued at $.40 per share at the time of their issuance.

Private Placements

In connection with various private placements of our common stock, related parties have participated on the same terms as unrelated parties, including the following:

February -March 2005 Placement - Related parties purchased a total of 96,000 shares at $2.50 per share including 48,000 shares by John Lai (our President) and 48,000 shares by Garry Lowenthal (a principal shareholder).

June - August 2005 Placement - Related parties purchased a total of 186,937 shares at $3.90 per share including 33,000 shares by John Silseth II (a founder and principal shareholder) and 153,937 shares by David Palmlund III (a principal shareholder).

Loans From Related Parties

From December 2003 through August 2004, David Palmlund III, a principal shareholder, loaned the Company a total of $2 million, for which he received various notes bearing interest rates from 10% to 35% and having maturity dates from August 2004 to September 2005. All of this Palmlund debt was outstanding as of December 31, 2004. In early 2005, Mr. Palmlund converted all of this debt except $150,000, including accrued interest, at $2.50 per share into 740,000 shares of preferred stock of the Company and 64,635 common shares of the Company. The unconverted Series A Note of $150,000 bears an interest rate of 18% per annum, matures on June 30, 2006, is convertible into common shares at $2.50 per share, and is secured by both tangible and intangible assets of the Company.

From time to time, five related parties other than Mr. Palmlund have made substantial cash advances or loans to the Company for working capital purposes. These related party lenders have included our President (John Lai), two former directors (Clyde Fessler and Robert Van Den Berg) and two principal shareholders (John Silseth II and Garry Lowenthal). For these loans, they received unsecured notes paying interest at 8% per annum. As of December 31, 2004, $673,237 of such related party debt was outstanding, including accrued interest. In the early 2005 reorganization of the Company, all of these outstanding 8% notes and their accrued interest were converted into common shares of the Company at $2.50 per share.

Reorganization Debt Conversions

During its early 2005 reorganization, the Company converted a total of $4,770,879 of outstanding debt and liabilities into its capital stock on the basis of $2.50 per share. These reorganization debt conversions included a total of $3,476,547 owed to related parties including David Palmlund III, John Lai, John Silseth II, Garry Lowenthal, Clyde Fessler and Robert Van Den Berg and consisting of outstanding loans and interest thereon of $2,694,418, accounts payable and accrued compensation of $344,629, and $437,500 to settle and terminate an employment contract with Clyde Fessler, a former director and officer.

Respective amounts of debt converted to capital stock and shares issued for related parties are as follows:

	Loans and Interest	Accounts Payable	Accrued Compensation	Contract Settlement	Common Shares	Preferred Shares

David Palmlund III	$2,011,588	$45,000			82,635	740,000
John Lai	$27,500	$5,859			13,344
John Silseth II	$427,225	$92,975			208,080
Garry Lowenthal	$45,617	$151,346			78,785
Clyde Fessler	$162,319	$42,449		$437,500	256,907
Robert Van Den Berg	$20,169		$7,000		10,868

Consulting Compensation

During 2003, 2004 and 2005, we paid cash compensation to Racing Partners Management Inc., a corporation wholly owned by John R. Silseth II (a founder and principal shareholder of the Company) for consulting services related to motorcycle development, procurement of third party suppliers, creation of an assembly manufacturing system and preparing for commercial production. These consulting expenses included $55,000 in 2003, $36,000 in 2004 and $120,000 in 2005.

Common Stock Issued for Services

In December 2004, the Company granted a total of 189,700 shares of its common stock to various employees as additional compensation for past services rendered to the Company based on $2.50 per share, which grants included 125,000 shares issued to Terry Nesbitt, Vice President of the Company. These shares were granted to Mr. Nesbitt for services in connection with developing a dealer network to sell Viper motorcycles, and we valued these 125,000 shares at a total amount of $312,500. The value of common shares in respect to all stock grants of the Company for services was determined by the Board of Directors of the Company based both on concurrent sales of our common stock to unrelated parties and on the development status of our business at the time of the respective stock grants.

Guarantee of Letter of Credit (LOC)

In January 2004 (as amended February 8, 2005), the Company obtained a LOC from Compass Bank of Dallas, Texas in the amount of $200,000 in favor of GE Commercial Distribution Finance Corporation in order to secure our floor plan financing facility. This LOC was guaranteed by David Palmlund III, a principal shareholder, who is being paid $3,000 monthly by the Company so long as this guarantee is outstanding.

Production Inventory Financing

In October 2005, the Company entered into a production inventory financing agreement with David Palmlund III, a principal shareholder, as the Lender. This facility provides us with inventory financing for commercial production up to $800,000. For a description of the material terms of this inventory financing, see “Management Discussion and Analysis and Plan of Operation”.

Purchase of Motorcycle Engine Technology

In March 2005, the Company acquired its motorcycle engine technology and related prototypes from Thor Performance Inc. (“Thor”), a corporation controlled by related parties of the Company. In this acquisition, the Company issued 2,996,575 shares of its common stock in exchange for these engine development assets. Due to this transaction, four related parties of the Company, Messrs. Palmlund, Silseth, Lai and Lowenthal, beneficially acquired an aggregate of 2,401,192 shares of common stock of the Company based on their ownership of Thor. Mr. Palmlund acquired 913,306 shares, Mr. Silseth acquired 945,530 shares, Mr. Lai acquired 200,009 shares, and Mr. Lowenthal acquired 526,203 shares. All of these shares have been transferred to these four persons since the acquisition.

Because Thor is controlled by persons who as a group owned 40.18% of our common stock prior to this acquisition, our purchase of engine technology assets was not an arms-length transaction. Accordingly, before closing the transaction, Thor obtained and provided us with an independent fair market value appraisal from Value Incorporated, a business appraisal firm based in Dallas, Texas. For accounting purposes, the acquisition was valued by us at $7,491,438 based on $2.50 per share, whereas the independent appraisal valued our engine development intellectual property at $19,616,400.

Options and Warrants

We have issued stock options and warrants from time to time in consideration for financing services or as an incentive to our employees. None of our options or warrants have been exercised. Related parties hold an aggregate of options to purchase 535,000 common shares including 460,000 shares exercisable at $2.50/share for five years and 75,000 shares exercisable at $2.00/share for five years.

We also have issued warrants to David Palmlund III for providing us with financing services, which warrants have granted him the right to purchase a total of 225,000 of our common shares exercisable at $2.50 per share for a five-year term.

DESCRIPTION OF SECURITIES

The Company is authorized by its Articles of Incorporation to issue an aggregate of 100,000,000 shares of its common stock, $.001 par value, of which 9,993,042 common shares are outstanding. The Company also is authorized to issue up to 20,000,000 shares of its preferred stock, $.001 par value, of which 783,000 shares are outstanding.

Common Stock

Shareholders of common stock of the Company are entitled to one vote per share on all matters to be voted upon by shareholders. Shareholders of common stock also are entitled to receive dividends if, when and as dividends are declared by the board of directors of the Company. In the event of the liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, satisfying preferred stock rights, and paying any accrued dividends. Shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to common stock of the Company. Holders of common stock do not have cumulative voting rights, which means that holders of more than 50% of the outstanding shares of common and preferred stock of the Company can elect all directors of the Company, if they choose to do so.

Preferred Stock

Without any further shareholder approval, the board of directors of the Company is authorized to issue up to 20,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges and restrictions of any preferred shares, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences. Preferred shares may have rights that are senior in material respects to common stock of the Company. Issuance of preferred stock also may have the effect of delaying or preventing a change in control of the Company. Issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to holders of common stock, or could adversely affect the rights and powers, including voting rights, of common stock.

The board of directors has authorized one class of preferred stock, which is the Series A Preferred Stock of the Company. Series A Preferred Stock includes 783,000 authorized shares, all of which are outstanding. Series A preferred shares have the same voting rights as the common stock of the Company, but cannot vote on any matter as a separate class. These Series A shares also have a cumulative dividend rate of $.20 per share per annum, a liquidation preference of $2.50 per share in regard to common stock, and are convertible into common stock of the Company on a one-for-one basis. Each share of Series A Preferred Stock of the Company was issued in the principal amount of $2.50 per share.

Units

Upon completion of this offering, we will issue 1,000,000 units, with each unit consisting of two shares of our common stock and one warrant to purchase another share of our common stock. The units will have no rights (i.e., voting, redemption, etc.) independent of the rights existing in the common stock and warrants which comprise the unit. Until the units are divided into their separate components of common shares and warrants, only the units will trade on the Nasdaq Capital Market. Each unit will be divided into its separate components of two common shares and one warrant on the date which is (i) one year from the date of this prospectus, or (ii) such earlier date selected by the representative of the underwriters but not before 60 days from the date of this prospectus. Following the separation of the units, our common stock and warrants will trade separately on the Nasdaq Capital Market, and the units will cease to exist.

Unit Warrants

Each warrant to be issued as a part of the unit in this offering will entitle its holder to purchase one share of our common stock at an exercise price of $5.00 for a period of five years from the date of this prospectus, subject to our redemption rights. These warrants will be issued under the terms of a warrant agreement between us and the transfer agent of our securities. We have authorized and reserved for issuance the shares of common stock issuable upon exercise of these warrants. The warrants are exercisable to purchase a total of 1,000,000 shares of our common stock (1,150,000 assuming the underwriters’ over-allotment option is fully exercised.)

The warrant exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment in the event of stock dividends or splits, subdivisions, recapitalizations, reorganizations, mergers or other business combinations, among other events.

We must have on file a current registration statement with the SEC pertaining to the common stock underlying the warrants in order for a holder to exercise the warrants or for the warrants to be redeemed by us. The underlying shares also must be registered or qualified for sale under the securities laws of states in which the warrant holders reside. We intend to use our best efforts to maintain a current registration statement, but there is no assurance that such a registration statement can be kept current. In the event this registration statement is not kept current, or if the common stock underlying the warrants is not registered or qualified for sale in the state in which a warrant holder resides, the warrants may lose their value.

We may redeem the warrants at $.01 per warrant on 30 days prior written notice providing that (i) our common stock is registered under the Exchange Act; (ii) there is a current registration under the Act registering the resale of the underlying common shares; and (iii) the closing sale price of our common stock on Nasdaq equals or exceeds $7.50 per share for 20 of the 30 trading days immediately preceding the call for redemption. After the redemption date specified in the notice of redemption, all rights of our warrant holders shall cease except the right to receive the $.01 redemption price, and the warrants shall no longer be deemed outstanding.

The warrants may be exercised upon surrender of the warrant certificate on or prior to their expiration date (or earlier redemption date) at the offices of the transfer agent of our securities with the reverse side of the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Shares of our common stock issued upon exercise of warrants which have been paid for in accordance with the warrant terms will be fully paid and nonassessable. The warrants do not confer on their holders any voting or other rights of a holder of our common stock.

Other Warrants and Stock Options

The Company currently has outstanding warrants to purchase an aggregate of 733,639 shares of our common stock, of which warrants for 16,135 shares have three-year terms and the rest have five-year terms. These warrants include warrants exercisable at $2.00 per share for 53,635 common shares, warrants exercisable at $2.50 per common share for 430,000 shares, warrants exercisable at $3.90 per share for 100,004 common shares, warrants exercisable at $5.00 per share for 200,000 common shares and warrants exercisable at $6.00 per share for 150,000 common shares.

The Company also has outstanding stock options to purchase an aggregate of 857,000 shares of our common stock, all of which have terms of five years. These stock options include options for 75,000 shares exercisable at $2.00 per share and options for 782,000 shares exercisable at $2.50 per share.

Transfer Agent and Registrar

Interwest Transfer Co. Inc. of Salt Lake City, Utah is the transfer agent and registrar for our common stock, units and unit warrants. We act as our own transfer agent in regard to our outstanding preferred stock.

Registration Rights

Holders of 1,000,038 shares of our common stock purchased in our private placement completed in August 2005 hold registration rights relating to resale of their common shares. All of these common shares are being registered for resale under this registration along with the units we are offering. See “Selling Shareholders.”

Nevada Anti-Takeover Law

We are subject to certain provisions of Nevada law which generally prohibit a publicly held Nevada corporation from engaging in a merger or other business combination transaction with an “interested stockholder” for a period of three years after the date when the person became an interested stockholder, unless the transaction is approved by stockholders in a prescribed manner. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years did own 10% or more of the corporation’s voting stock.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 11,993,047 shares of common stock including the 2,000,000 shares included in the units issued in this offering and assuming no exercise of the over-allotment option. The 2,000,000 common shares included in the units will be freely tradable without restriction as a part of the units until separated, after which such unit shares will be freely tradable apart from the warrants. The warrants included in the units also will be freely tradable upon separation.

Of our currently outstanding common stock, 613,093 shares are now tradable and the remaining 9,379,954 shares are “restricted securities” as defined under the Act. These restricted shares will be eligible for sale in the public market providing any sale satisfies the provisions of Rule 144 of the Act. All but 1,001,625 of these restricted securities have satisfied the holding period of Rule 144, and are now available for sale providing the other provisions of Rule 144 are satisfied. In addition, 1,001,038 of the shares which have not yet satisfied the holding period of Rule 144 are being registered to be sold when this offering of our units is effective. See “Selling Shareholders.”

Lock-up Provisions

Our shareholders owning 9,993,042 shares of our common stock and 740,000 shares of our convertible preferred stock and a substantial majority of our outstanding stock options and warrants have agreed in writing not to sell, transfer or otherwise dispose of our common stock or any securities exercisable or convertible into common stock owned by them for a period of either 90 days or 180 days from the date of this prospectus without the prior written consent of the underwriters. The 180-day restrictive period applies to a total of 5,481,774 common shares held by our officers, directors and principal shareholders, and the 90-day restrictive period applies to a total of 2,699,852 common shares held by other shareholders. As a result of these contractual lock-up agreements, these shares may not be sold unless the lock-up period has expired or been waived by the underwriters.

Rule 144

In general, Rule 144 permits a shareholder (or shareholders whose shares are aggregated) who has beneficially owned our shares of common stock for at least one year and who files a Form 144 with the SEC to sell within any three-month period a number of shares of our common stock that does not exceed the greater of (i) 1% of the number of shares then outstanding or (ii) the average weekly trading volume of the shares of our common stock during the 4 calendar weeks preceding the filing of the Form 144. Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements and the availability of current public information about our company. We cannot predict the number of shares our existing shareholders will sell in the future under Rule 144, since this will depend on a number of factors including the prevailing market price for. our shares and the personal circumstances of the shareholders.

Rule 144(k)

Under Rule 144(k) of the Act, in general, a shareholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of ours during the preceding 90 days may freely sell all shares owned by the shareholder without complying with the manner of sale provisions, notice requirements, public information availability requirements, or volume limitations of Rule 144. Affiliates of our company, how-ever, cannot utilize Rule 144(k), but must always sell pursuant to Rule 144 even if they have satisfied a two-year holding period.

We are unable to predict the effect, if any, that future sales of shares of our common stock by existing shareholders, or the availability of shares for future sale, will have on the market prices of our securities prevailing from time to time. Substantial sales of our common stock in the public market, or even the perception that such sales could occur, could have an adverse effect on the market price of our securities, or impair our ability to raise capital.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated as of    June _____, 2006, the underwriters named below, for whom       US EURO Securities, Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally the number of units set forth in the following table:

Name of Underwriter      Number of Units

The underwriters are offering the units subject to their acceptance of units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the units offered by this prospectus, if any such units are taken. However, the underwriters are not required to take or pay for the units covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the units directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $   per unit under the initial public offering price.

We have granted to the underwriters an option, exercisable for 60 days from the date of this prospectus, to purchase up to an aggregate of 150,000 additional units at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the units offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of additional units as the number listed next to the underwriter’s name in the preceding table bears to the total number of units listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $9,890,000, the total underwriters’ discounts and commissions would be $ 1,285,700 and total proceeds to us would be $8,604,300.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of units offered by them.

We have agreed not to solicit exercise of the warrants other than through the underwriters. Upon any exercise of the warrants after the first anniversary of the date of this prospectus, we will pay the underwriters a fee of   % of the aggregate warrant exercise price if: (i) the market price of our common stock on the date the warrants are exercised is greater than the then-exercise price of the warrants; (ii) the exercise of the warrants was solicited by a member of the NASD and such solicitation has been designated in writing by the warrant holder; (iii) the warrants are not held in a discretionary account; (iv) disclosure of the compensation arrangements was made both at the time of the offering and at the time of exercise of the warrants; and (v) the solicitation of exercise of the warrants was not in violation of Regulation M promulgated under the Exchange Act.

Regulation M may prohibit the underwriters from engaging in any market-making activities with regard to our securities for the period from five business days (or such other applicable period as Regulation M may provide) prior to any solicitation by the underwriters of the exercise of the warrants until, the latter of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the underwriters may have to receive a fee for the exercise of warrants following such solicitation. As a result, the underwriters may be unable to provide a market for our securities during certain periods while the warrants are exercisable.

In order to facilitate the offering of the units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the units. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in the units for their own account. In addition, to cover over-allotments or to stabilize the price of the units, the underwriters may bid for, and purchase, the units in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the units in this offering if the syndicate repurchases previously distributed shares of units in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the units above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Underwriter Compensation

The underwriters will purchase the units offered hereby at a discount of 8% of the initial public offering price (or $6.90 per unit). We have agreed to pay the representative of the underwriters a nonaccountable expense allowance equal to 3% and an accountable allowance equal to 2% of the gross proceeds from the sale of the units offered hereby, excluding any exercise of the over-allotment option. Our agreement with the underwriters also provides that we will pay all expenses in connection with qualifying the units for sale under the laws of those states as the underwriter may designate and the costs of review by the NASD of the underwriting arrangements between the underwriters and us. We have paid the representative of the Underwriters an expense advance of $90,000 which will reduce the expense allowance payable at the closing of the offering. If this offering is not completed, the representative will refund any portion of the advance that exceeds their accountable expenses.

We will sell to the representative of the underwriters on completion of this offering, for a nominal consideration, an option to purchase 200,000 shares of common stock, and an option to purchase 100,000 warrants. The common share option will be exercisable beginning 180 days after the date of this prospectus at an exercise price of 125% of the price per common share in this offering. The warrant option will be exercisable beginning 180 days after the date of this prospectus at an exercise price of $.125 per warrant and the exercise price of these warrants will be 125% of the exercise price of the unit warrant. The options and the warrant contain anti-dilution provisions providing for appropriate adjustments on the occurrence of certain events and contain customary participatory registration rights and a cashless exercise provision (which allows the holder to exercise the option or warrant by surrendering a portion of the shares or warrants underlying it instead of paying cash). We have agreed to register for sale the common stock issuable upon exercise of the options and the common stock issuable upon exercise of the warrants underlying the options.

LEGAL MATTERS

The validity of our securities sold and issued in this offering will be passed upon for us by the law firm of Hinshaw & Culbertson LLP, and certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Oswald & Yap, APC.

EXPERTS

The audited financial statements included in this prospectus have been included in reliance on the report of Child, Van Wagoner & Bradshaw, PLLC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Act for the units offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other documents to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

For further information pertaining to us and the units offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at I -800-SEC-0330.

In addition, the SEC maintains a web site that contains reports including our annual 10-KSB and quarterly 10-QSB filings, proxy and information statements and other information that has been or will be filed through the SEC’s EDGAR System, including our registration statement for this offering and the exhibits filed with the registration statement. The web site can be accessed at http://www.sec.gov.

FINANCIAL STATEMENTS

Viper Powersports Inc.
(A Development Stage Company)
Consolidated Statements of Operations
(Unaudited)

	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005	Cumulative from Inception November 18, 2002 through March 31, 2006

Revenue	$(24,096)	$—	$618,027
Cost of revenue	35	—	502,098

Gross profit	(24,131)	—	115,929

Operating Expenses:
Research and development costs	166,384	127,247	2,991,799
Selling, general and administrative	662,859	1,006,529	12,028,013

	829,243	1,133,776	15,019,812

Loss from operations	(853,374)	(1,133,776)	(14,903,883)

Other (expenses) income:
Interest expense	(38,500)	(107,091)	(362,277)
Other income	4,723	22,978	287,435

Net Loss	$(887,151)	$(1,217,889)	$(14,978,725)

Net Loss Per Common Share

(Basic and diluted)	$(0.16)	$(0.22)

Weighted Average Shares

Common Stock Outstanding	5,452,222	5,452,222

See accompanying notes to financial statements.

Viper Powersports Inc.
(A Development Stage Company)
Consolidated Balance Sheet
(Unaudited)

March 31,
2006

Assets

Current Assets:
Cash	$317,807
Accounts receivable	464
Inventory and supplies	397,763
Prepaid Expenses and other	64,256

Total Current Assets	780,290

Fixed Assets:
Office & computer equipment	113,979
Manufacturing and development equipment	290,646
Vehicles	101,799
Leasehold improvements	39,270
Accumulated depreciation	(194,950)

Total Fixed Assets	350,744

Other Assets:
Engine development costs	7,341,438
Rental deposit and other	65,238

Total Other Assets	7,406,676

Total Assets	$8,537,710

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities:
Accounts payable	101,701
Accrued liabilities	46,735
Shareholder note	950,000
Current portion of capital lease	30,795

Total Current Liabilities	1,129,231

Long-Term Liabilities:
Capital lease, less current portion	81,936

Total Long-Term Liabilities	81,936

Total Liabilities	1,211,167

Stockholders’ Equity (Deficit):
Preferred stock, $.001 par value; authorized 20,000,000 shares; 783,000 issued and outstanding at March 31, 2006	783

March 31, 2006
Common Stock, $.001 par value; authorized 100,000,000 shares; 10,126,376 issued and outstanding at March 31, 2006	10,126
Paid in Capital	22,294,359
Accumulated deficit during the development stage	(14,978,725)

Total Stockholders’ Equity (Deficit)	7,326,543

Total Liabilities and Stockholders’ Equity (Deficit)	$8,537,710

See accompanying notes to the financial statements.

Viper Powersports Inc.
(A Development Stage Company)
Statements of Cash Flows
(Unaudited)

	Quarter Ended		Cumulative from Inception (November 18, 2002 )

	March 31, 2006	March 31, 2005

Cash Flows Used in Operating Activities:
Net Loss	$(887,151)	$(1,217,889)	$(14,978,725)

Expenses not Requiring an Outlay of Cash:
Depreciation	25,903	23,254	194,153
Common stock and warrants issued for compensation and expenses	0	604,800	3,946,249

Net Cash Used in Operations	(861,248)	(589,835)	(10,838,323)
Changes to Operating Assets and Liabilities:
Decrease (Increase) in accounts receivable	(408)	9,335	(463)
Decrease (Increase) in supplies and prepaids	11,322	(16,120)	(242,804)
Decrease (Increase) in inventories	(219,216)	79,543	(219,216)
Decrease (Increase) in rental deposits and other	(15,896)	12,217	(71,497)
Increase (decrease) in accounts payable	56,181	132,737	101,703
Increase (decrease) in accrued liabilities	(21,124)	63,131	64,029

Cash Flows Used in Operating Activities	(1,050,389)	(308,992)	(11,206,571)

Cash Flows Used in Investing Activities:

Funding from Thor Performance for engine development	0	77,499	150,000
Purchase of intellectual property	—	0	(35,251)
Purchase of fixed assets	(17,209)	(1,850)	(503,388)

Cash Flows Used in Investing Activities	(17,209)	75,649	(388,639)

Cash Flows from Financing Activities:
Net proceeds from sale of stock	0	280,530	5,957,104
Checks in excess of bank balance (reduction)	0	1,701	—
Stockholder loan and capital lease payments	(4,946)	(8,382)	(602,326)
Loans from stockholders	700,000	35,500	6,558,239

Cash Flows from Financing Activities	695,054	309,349	11,913,017

Net Increase (decrease) in Cash	(372,544)	76,006	317,807

Cash at Beginning of Period	690,351	36	—

Cash at End of Period	$317,807	$76,042	$317,807

Supplemental Non-Cash Financing Activities and Cash Flow Information:

Common Stock issued for accounts payable (expenses)	$—	$1,268,698	$1,323,698

Common Stock issued for accrued liabilities (expenses)	$—	$553,521	$553,521

	Quarter Ended		Cumulative from Inception (November 18, 2002 )

	March 31, 2006	March 31, 2005

Preferred Stock issued for Debt	$—	$1,957,500	$1,957,500

Common Stock issued for Debt	$—	$991,160	$1,101,328

Common Stock and Warrants issued for Services	$—	$497,700	$2,338,799
Common Stock issued for software (assets)	$—	$—	$50,000

Common Stock Issued for Engine Development Technology and engine development obligation of $150,000	$—	$7,491,437	$7,341,437

Equipment Acquired via capital lease	$—	$—	$72,596

Interest Paid	$41,762	$13,746	$208,446

Income Taxes Paid	$—	$—	$—

See accompanying notes to financial statements.

Viper Powersports Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	Basis of Presentation

The consolidated balance sheet as of March 31, 2006, the consolidated statements of operations for the three month periods ended March 31, 2006 and 2005 and the consolidated statements of cash flows for the three month periods ended March 31, 2006 and 2005 have been prepared by Viper Powersports Inc., (the “Company”) without audit. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows as of March 31, 2006 and for the three month periods ended March 31, 2006 and 2005 presented herein have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Annual Report on Form 10-KSB of the Company for the fiscal year ended December 31, 2005.

B.	Going Concern

The accompanying financials statements have been prepared assuming the Company will continue as a going concern. The Company has no current revenues and has a negative working capital position of $398,941 as of March 31, 2006. Current cash and cash available is not sufficient to fund operations beyond a short period of time. These conditions create uncertainty as to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Financial Statements

For the Years Ended December 31, 2005 and 2004

Viper Powersports, Inc.
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Viper Powersports, Inc.
New Hope, Minnesota

We have audited the accompanying consolidated balance sheets of Viper Powersports, Inc. (a development stage company) and subsidiaries as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2005, 2004 and 2003, and the period from November 18, 2002 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viper Powersports, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003, and the period from November 18, 2002 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and net cash outflows from operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah
March 23, 2006

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Balance Sheets

	December 31,	December 31,
	2005	2004

Assets
Current Assets:
Cash	$690,352	$36
Accounts receivable	55	9,410
Inventory and supplies	178,547	284,073
Prepaid Expenses and other	75,578	—

Total Current Assets	944,532	293,519

Fixed Assets:
Office & computer equipment	112,446	101,490
Manufacturing and development equipment	275,470	222,707
Vehicles	101,799	53,278
Leasehold improvements	38,770	38,770
Accumulated depreciation	(169,047)	(81,022)

Total Fixed Assets	359,438	335,223

Other Assets:
Engine development costs	7,341,438	—
Rental deposit and other	49,342	66,289

Total Other Assets	7,390,780	66,289

Total Assets	$8,694,750	$695,031

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Checks in excess of bank balance	$—	$18,515
Accounts payable	45,521	1,362,351
Accrued liabilities	67,859	639,058
Shareholder note	250,000	152,000
Current portion of capital lease	30,795	13,500

Total Current Liabilities	394,175	2,185,424

Long-Term Liabilities:
Capital lease, less current portion	86,881	53,641
Shareholder notes converted into common stock	—	2,916,323

Total Long-Term Liabilities	86,881	2,969,964

Total Liabilities	481,056	5,155,388

Stockholders’ Equity (Deficit) :
Preferred stock , $.001 par value; authorized 20,000,000 shares; 783,000 and 0 issued and outstanding at December 31, 2005 and December 31, 2004; liquidation preference $2.50 per share	783	—

Common Stock, $.001 par value; authorized 100,000,000 shares; 10,126,375 issued and outstanding at December 31, 2005 and 3,951,183 issued and outstanding at December 31, 2004	10,126	3,951
Paid in Capital	22,294,359	4,641,247
Accumulated deficit during the development stage	(14,091,574)	(9,105,555)

Total Stockholders’ Equity (Deficit)	8,213,694	(4,460,357)

Total Liabilities and Stockholders’ Equity (Deficit)	$8,694,750	$695,031

See accompanying notes to the financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Operations

				Cumulative from
				Inception
	Year Ended	Year Ended	Year Ended	November 18,2002
	December 31,	December 31,	December 31,	through
	2005	2004	2003	12/31/2005

Revenue	$1,171	$591,760	$49,192	$642,123
Cost of revenue	1,340	473,847	26,876	502,063

Gross profit	(169)	117,913	22,316	140,060

Operating Expenses:
Research and development costs	978,501	1,217,705	546,722	2,825,415
Selling, general and administrative	4,010,872	4,543,867	2,548,289	11,365,154

	4,989,373	5,761,572	3,095,011	14,190,569

Loss from operations	(4,989,542)	(5,643,659)	(3,072,695)	(14,050,509)

Other (expenses) income:
Interest expense	(163,589)	(133,149)	(27,040)	(323,777)
Other income	167,112	15,600	100,000	282,712

Net Loss	$(4,986,019)	$(5,761,208)	$(2,999,735)	$(14,091,574)

Net Loss Per Common Share

(Basic and diluted)	$(0.91)	$(1.78)	$(1.22)

Weighted Average Shares

Common Stock Outstanding	5,452,222	3,245,000	2,464,712

See accompanying notes to financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)
For the Period from November 18, 2002 (Inception) to December 31, 2005

	Preferred	Preferred	Common	Common	Common			Accumulated
	Stock	Stock	Stock	Stock	Stock	Paid-In	Accumulated	Equity (Deficit)
Activity	Shares	Amount	Shares	Amount	Subscribed	Capital	Deficit	Total

BALANCE at November 18, 2002 (inception)	—	$—	—	$—	$—	$—	$—	$—
Common stock for services and accounts payable - $.40/share	—	—	425,000	170,000	—	—	—	170,000
Common stock for cash at $.40/share	—	—	294,478	117,791	—	—	—	117,791
Net Loss from inception through December 31, 2002	—	—	—	—	—	—	(344,612)	(344,612)

Balances at December 31 , 2002	—	—	719,478	287,791	—	—	(344,612)	(56,821)

Common stock for services at $.40 to $1.00/share	—	—	1,219,250	1,095,500	—	—	—	1,095,500
Common stock for cash at $.40/share	—	—	855,522	342,209	—	—	—	342,209
Common stock for services and accounts payable at $2.00/share	—	—	42,500	85,000	—	—	—	85,000
Common stock for cash at $2.00 per share net of issuance costs	—	—	457,399	884,549	—	—	—	884,549
Value of warrants issued with convertible debt	—	—	—	110,168	—	—	—	110,168
Net loss for year ended December 31, 2003	—	—	—	—	—	—	(2,999,735)	(2,999,735)

Balances at December 31 , 2003	—	—	3,294,149	2,805,217	—	—	(3,344,347)	(539,130)

Value of warrants issued with convertible debt	—	—	—	22,033	—	—	—	22,033
Common stock for cash at $2.50/share	—	—	98,000	245,000	—	—	—	245,000
Common stock for services and software at $2.50/share	—	—	61,000	152,500	—	—	—	152,500
Common stock for employement agreement services at $2.50/share	—	—	175,000	437,500	—	—	—	437,500
Common stock issued with May 2004 Notes at $2.50/share)	—	—	133,334	333,335	—	—	—	333,335
Common stock grants to employees at $2.50/share)	—	—	189,700	474,250	—	—	—	474,250
Value of warrants and options issued for services	—	—	—	175,363	—	—	—	175,363
Net loss for year ended December 31, 2004	—	—	—	—	—	—	(5,761,208)	(5,761,208)

Balances at December 31 , 2004	—	—	3,951,183	4,645,198	—	—	(9,105,555)	(4,460,357)

Common stock for cash at $2.50/share	—	—	305,212	763,030	—	—	—	763,030
Common stock for payables and debt converted at $2.50/share	—	—	1,125,354	2,813,379	—	—	—	2,813,379
Preferred stock for outstanding debt converted at $2.50/share	783,000	1,957,500	—	—	—	—	—	1,957,500
Value of warrants and options issued for services	—	—	—	497,700	—	—	—	497,700
Common stock for engine development technology (Note 3)	—	—	2,996,575	7,491,437	—	—	—	7,491,437
Recapitalization from March 31, 2005 reverse merger (Note 4)	—	(1,956,717)	613,093	(16,201,753)	—	18,158,470	—	—
Common stock for cash at $3.90/share, net of offering costs of $513,124	—	—	1,000,038	1,000	—	3,386,024	—	3,387,024
Common stock to Cornell Capital Partners, LP issued for SEDA equity agreement			134,920	135		749,865		750,000
Net loss for the ended December 31, 2005	—	—	—	—	—	—	(4,986,019)	(4,986,019)

Balances at December 31 , 2005	783,000	$783	10,126,375	$10,126	$—	$22,294,359	$(14,091,574)	$8,213,694

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flows

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Cumulative from Inception (November 18, 2002) to December 31, 2005

Cash Flows Used in Operating Activities:
Net Loss	$(4,986,019)	$(5,761,208)	$(2,999,735)	$(14,091,574)

Expenses not Requiring an Outlay of Cash:
Depreciation	87,228	69,069	11,953	168,250
Common stock and warrants issued for compensation and expenses	1,247,700	1,524,981	1,145,500	3,946,249

Net Cash Used in Operations	(3,651,091)	(4,167,158)	(1,842,282)	(9,977,075)

Changes to Operating Assets and Liabilities:
Decrease (Increase) in accounts receivable	9,355	(9,410)	—	(55)
Decrease (Increase) in supplies and prepaids	29,948	186,437	(289,031)	(254,126)
Decrease (Increase) in rental deposits and other	(24,563)	(12,500)	(18,538)	(55,601)
Increase (decrease) in accounts payable	(48,132)	1,050,070	442,328	45,522
Increase (decrease) in accrued liabilities	(383)	367,498	144,585	85,153

Cash Flows Used in Operating Activities	(3,684,866)	(2,585,063)	(1,562,938)	(10,156,182)

Cash Flows Used in Investing Activities:
Funding from Thor Performance for engine development	150,000	—	—	150,000
Purchase of intellectual property	—	(35,251)	—	(35,251)
Purchase of fixed assets	(69,934)	(193,178)	(267,895)	(486,179)

Cash Flows Used in Investing Activities	80,066	(228,429)	(267,895)	(371,430)

Cash Flows from Financing Activities:
Net proceeds from sale of stock	4,150,054	245,000	1,226,758	5,957,104
Checks in excess of bank balance (reduction)	(18,515)	(42,053)	—	—
Stockholder loan and capital lease payments	(529,424)	(67,955)	—	(597,380)
Loans from stockholders	693,000	2,282,190	978,851	5,858,239

Cash Flows from Financing Activities	4,295,115	2,417,182	2,205,609	11,217,963

Net Increase (decrease) in Cash	690,315	(396,310)	374,776	690,351

Cash at Beginning of Period	36	396,346	21,570	—

Cash at End of Period	$690,351	$36	$396,346	$690,351

Supplemental Non-Cash Financing Activities and Cash Flow Information:

Common Stock issued for accounts payable (expenses)	$1,268,698	$20,000	$35,000	$1,323,698

Common Stock issued for accrued liabilities (expenses)	$553,521	$—	$—	$553,521

Preferred Stock issued for Debt	$1,957,500	$—	$—	$1,957,500

Common Stock issued for Debt	$991,160	$110,168	$—	$1,101,328

Common Stock issued for software (assets)	$—	$50,000	$—	$50,000

Common Stock Issued for Engine Development Technology and engine development obligation of $150,000	$7,491,437	$—	$—	$7,341,437

Equipment Acquired via capital lease	$—	$72,596	$—	$72,596

Stock Warrants Issued with Convertible Debt	$110,168	$22,033	$—	$132,201

Interest Paid	$—	$142,938	$13,746	$156,684

Income Taxes Paid	$—	$—	$—	$—

See accompanying notes to financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Viper Powersports Inc. was incorporated in Nevada in 1980 under a different name, and was inactive for years. On March31, 2005 the Company was recapitalized through a merger with Viper Motorcycle Company, a Minnesota corporation. The former shareholders of Viper Motorcycle Company acquired 93.5% of the capital stock of Viper Powersports Inc. in exchange for all of the capital stock of Viper Motorcycle Company. This transaction was effected as a reverse merger for financial statement and operational purposes, and accordingly Viper Powersports Inc. regards its inception as being the incorporation of Viper Motorcycle Company on November 18, 2002. (See Note 4 - Recapitalization). Upon completion of this reverse merger, Viper Motorcycle Company became a wholly-owned subsidiary of Viper Powersports Inc.

The stock exchange in this reverse merger was effected on a one-for-one basis, resulting in each shareholder of Viper Motorcycle Company receiving the same number and type of capital stock of Viper Powersports Inc. which they held in Viper Motorcycle Company prior to the merger.

Viper Performance Inc., also a wholly-owned subsidiary of Viper Powersports Inc., was incorporated in Minnesota in March 2005 for the purpose of receiving and holding engine development technology and related assets acquired by Viper Powersports Inc. These assets were acquired from Thor Performance Inc., a Minnesota corporation in March 2005 in exchange for 2,996,575 shares of common stock of Viper Powersports Inc. (See Note 3 - Purchase of Engine Development Technology.)

As used herein, the term “the Company” refers to “Viper Powersports Inc.”, and its wholly-owned subsidiaries, unless the context indicates otherwise.

The Company is a development stage company engaged in design and development of premium V-Twin cruiser motorcycles. The Company has sold its capital stock and debt securities in various private placements to fund its development, marketing and other operations. The Company also has issued substantial shares of its common stock to compensate officers and other employees, consultants, and vendors, and to satisfy outstanding debt and other obligations. The Company continues to rely upon loans and sales of its equity securities to fund current operations. The Company’s executive and administrative offices, and its engineering and development operations, are located in a 13,365 square foot facility in suburban Minneapolis, Minnesota.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Going Concern – The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company has incurred a net loss of $14,091,574 since inception, and currently has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the production of its motorcycles. Management has plans to seek additional capital through private placements and a public offering of its common stock. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Principles of Consolidation – The consolidated financial statements include the accounts of Viper Powersports Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Debt Conversions - During early 2005, Viper Motorcycle Company substantially reorganized its financial position by converting a total of $4,770,879 of its debt, including accounts payable and accrued liabilities and loans, into capital stock of the Company on the basis of $2.50 per share. Outstanding debt in the amount of $2,813,379 was converted into 1,125,354 shares of common stock and $1,957,500 was converted into 783,000 shares of preferred stock.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share - Basic and diluted net loss per common share is computed using the net loss applicable to common shareholders and the weighted average number of shares of common stock outstanding. Diluted net loss per common share does not differ from basic net loss per common share since potential shares of common stock from conversion of debt and the exercise of warrants and options are anti-dilutive for all periods presented.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO). Demonstration motorcycles are stated at manufacturing cost and reserves are recorded to state the demonstration motorcycles at net realizable value. The Company reviews inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess are appropriately reserved.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and Equipment - Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which are 3 to 7 years. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset.

Impairment of Long Lived Assets - The Company reviews long-lived assets for impairment annually or more frequently if the occurrence of events or changes in circumstances indicates that the carrying amount of the assets may not be fully recoverable or the useful lives of the assets are no longer appropriate. Each impairment test is based on a comparison of the carrying amount of an asset to future net undiscounted cash flows. If impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

Revenue Recognition - The Company conducts its sales through a network of independent dealers, and the Company recognizes revenue for sales to dealers after the following has taken place:

*	Motorcycles are delivered, which is at the time they are shipped;

*	Title of the motorcycle passes to the dealer, generally at the time of shipment;

*	Collection of the relevant receivable is probable;

*	Persuasive evidence of an arrangement exists; and

•	The sales price is fixed or determinable.

The exception to the above statement is if the sale(s) to the dealer(s) are financed through dealer financing. At that point the company records revenue for the bike sold and a receivable from GE Commerical Finance.

The Company’s dealer agreement provides that the dealer has no right of return unless the Company authorizes the return.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Warranty - The Company provides warranty coverage for its motorcycles with unlimited miles within a one year period from date of purchase, including parts and labor necessary to repair the motorcycle during the warranty period.

A provision for the costs related to warranty expense will be recorded as a charge to cost of goods sold when revenue is recognized. The estimated warranty cost will be based on industry averages and the stage of production life cycle of the Company’s motorcycles. The warranty reserve will be evaluated on an ongoing basis to ensure its adequacy. At the same time the company calculates a Fair Market value of the risk associated with the dealer financing liability and records the entry. The liability exposure is based on using an industry average of ten percent (10%) for the motorcycle sales for the reporting period. Up to 2005 the company used a rate of five percent (5%) but now has adjusted to ten percent (10%).

Warranty information is detailed in the following table:

	December 31,	December 31,	December 31,
	2005	2004	2003

Beginning balance	$27,591	$—	$—
Warranties issued	—	29,515	—
Warranty payments	(12,007)	(1,924)	—

Ending balance	$15,584	$27,591	$—

Research and Development - Research and development costs are expensed as incurred. Assets that are required for research and development activities, and have alternative future uses, in addition to its current use, are included in equipment and depreciated over their estimated useful lives. Research and development costs consist primarily of salaries and other compensation for development and engineering personnel, contract engineering and development costs for outsourced projects, equipment and material costs for development activities, and expenses for regulatory compliance and certifications.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred income taxes, if any, are recognized for the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes, if any, will be recorded at the tax rates expected to be in effect when amounts are to be included in future taxable income. A valuation allowance is recorded to reduce the deferred tax assets to the amounts believed to be realizable. Due to the uncertainty regarding the Company’s future profitability, the future tax benefits of its losses have been fully reserved and no net tax benefit has been recorded in these financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair Value of Financial Instruments - The carrying values of balance sheet financial instruments approximates their fair values as the debt and assets were incurred and acquired recently. These financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, notes payables and indebtedness to related parties. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Stock Options and Stock Based Compensation - The Company has elected to expense options granted to its employees under the provisions of SFAS 123 (Accounting for Stock-Based Compensation) with respect to employee stock options. There were no options issued from inception through December 31, 2003.

The fair values of the employee stock options granted during the years ending December 31, 2004 and 2005 were $29,863 and $497,700, respectively. The fair values of these option grants were determined using the Black-Scholes model with the following assumptions: a risk-free interest rate of 4.25%, an expected life of five years, 18% volatility, and no expected dividend yield.

The Company also issued common stock for services to employees, certain contractors and financing companies. As such, common stock was granted during the years ending December 31, 2004 and 2005 were $1,301,783 and $750,000 respectively.

The Company accounts for equity instruments issued to non-employees for services and goods under SFAS 123; EITF 96-18 (Accounting for Equity Instruments Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services); and EITF 00-18 (Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to other than Employees.) Generally, the equity instruments issued for services or goods are for common shares or common stock purchase warrants. These shares or warrants are fully vested, non-forfeitable and fully paid or exercisable at the date of grant and require no future performance commitment by the recipient. The Company expenses the fair market value of these securities over the period in which the Company receives the related services.

Dealer Floor Plan Financing – In May 2003, the Company entered into a floor plan financing agreement with GE Commercial Distribution Finance Corporation (CDF) to establish a financing facility for the Company’s independent dealers. Under this agreement, the Company submits an invoice to CDF describing the merchandise it ships to a dealer when the dealer requests floor plan financing from CDF. If CDF accepts the obligation to finance the merchandise, CDF pays the Company 97.6% to 100% of the amount invoiced. The Company must provide to CDF certain covenants when invoices are submitted for floor plan financing, relating to the bona fide nature of the order, title and saleability of the merchandise being financed.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Dealer Floor Plan Financing (Continued) – Dealers of the Company also must each qualify independently with CDF to obtain financing through this facility, and CDF must accept each financing transaction prior to CDF being obligated to finance the merchandise. CDF’s obligation is also subject to certain conditions including delivery of the merchandise by the Company to the dealer within 30 days of CDF’s acceptance, receipt by CDF of the invoice within 10 days shipment to the dealer, and no revocation of CDF’s acceptance prior to shipment of the merchandise.

If CDF deems it necessary to repossess any merchandise financed by CDF, the Company must repurchase the merchandise from CDF at the greater of the unpaid balance on such merchandise or the Company’s original invoice price, regardless of the condition of the merchandise. The Company also must pay any expenses incurred by CDF relating to any repossession. The Company calculates a Fair Market Value of the risk associated by reserving ten percent (10%) based on the industry average for the motorcycle sales for the reporting period.

Either party upon 30 days written notice may terminate the Company’s floor plan financing facility with CDF anytime, and CDF may terminate the agreement anytime upon an event of default by the Company.

2. EQUITY FINANCING AGREEMENTS

The Company incurred a net loss of $4,986,019, $5,761,208 and $14,091,574, for the years ending December 31, 2005 and 2004 and the period from inception (November 18, 2002) through December 31, 2005, respectively. Viper produced 25 motorcycles in 2004 as a “Development Stage Company” while producing only one bike per dealer (considered a “one-time” R&D production on the new bike). The current business plan is to commence commercial production in the second quarter 2006. No additional capital infusion will be required to start commercial production of motorcycles and engines.

The Company has completed the following financing transactions to fund the anticipated cash flow shortfall. On August 31, 2005 the Company completed a private placement of 1,000,038 shares at $3.90 per share resulting in net proceeds to the Company of $3,387,024. On August 26, 2005 the Company also entered into an agreement with Cornell Capital Partners, LP for a Standby Equity Distribution Agreement (“SEDA”) which enables the Company to draw down up to $500,000 per equity request, every five days. This equity capital infusion allows the Company to sell up to $15,000,000 in equity over a 24 month period. The Company must register its Common Stock under a registration statement with the Securities and Exchange Commission prior to the agreement becoming effective. Cornell will receive cash compensation of 4% of the gross proceeds of each stock sale made by the Company under this SEDA facility.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2. EQUITY FINANCING AGREEMENTS (Continued)

To obtain this SEDA facility, the Company issued 134,920 shares of its common stock to Cornell and also granted Cornell stock purchase warrants to purchase 1,750,000 common shares of the Company exercisable over a three-year period at $4.60 per share. The Company also issued 1,587 shares of its Common stock to Monitor Capital, Inc, who acted as Placement Agent for the SEDA facility.

3. PURCHASE OF ENGINE DEVELOPMENT TECHNOLOGY

Effective March 31, 2005, Viper Powersports Inc., acquired substantial motorcycle engine technology and related assets from Thor Performance Inc., a Minnesota corporation. These assets were acquired in exchange for 2,996,575 shares of common stock of Viper Powersports Inc. issued to Thor Performance, Inc. The Company valued the engine development technology at $2.50 per share and capitalized $7,341,438 for the value of the motorcycle engine development. This motorcycle development was designed and developed over the past 6 to 7 years by Melling Consultancy Design (MCD), an engine development firm based in the United Kingdom, which has previously designed both motorcycle and auto racing engines.

Motorcycle development technology acquired from Thor Performance Inc. includes designs and prototypes for various V-Twins and other motorcycle engines and other components, and a $150,000 commitment by Thor Performance Inc. to fund the completion of certain development in progress being conducted by MCD, which commitment has been fulfilled. The Company had an independent appraisal of the engine development technology conducted which, under the income methodology approach, valued the engine development technology at $19,616,400.

In accordance with SFAS 2, Accounting for Research and Development Costs, and SFAS 142, Goodwill and Other Intangible Assets, the Company’s policy is to capitalize costs incurred in connection with the purchase, from outside parties, of new engine development technology. Any internally developed technology would be classified as research and development, and would be immediately expensed. During 2005 the Company capitalized $ 7,341,438 of motorcycle engine development cost. The Company’s policy is to amortize the cost capitalized in connection with developing engine technology on a straight line basis over 10 years. No amortization was taken during 2005 due to the asset being placed in service during 2006 when sales begin to take place.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

4. RECAPITALIZATION

On March 31, 2005 Viper Powersports Inc. was merged with Viper Motorcycle Company pursuant to a merger agreement dated March 11, 2005. Upon consummation of this merger, Viper Motorcycle Company became a wholly-owned subsidiary of Viper Powersports Inc. Prior to the merger Viper Powersports Inc. was an inactive publicly-held company.

Immediately after completion of the merger, the former stockholders of Viper Motorcycle Company owned 93.5% of the outstanding shares of capital stock of Viper Powersports Inc. Accordingly, this transaction constituted a reverse merger which is regarded as if Viper Motorcycle Company had acquired Viper Powersports Inc. These financial statements present operations of Viper Motorcycle Company from its inception on November 18, 2002, and do not include any prior operations of Viper Powersports Inc.

For accounting and financial reporting purposes, this reverse merger was treated as a recapitalization of Viper Powersports Inc. Viper Powersports Inc. had no assets or liabilities and no business other than the search for a suitable merger target, and accordingly its book value has been stated at zero on the recapitalized balance sheet.

Pursuant to the one-for-one share exchange basis of this merger, the stockholders of Viper Motorcycle Company exchanged all of their capital stock for a like amount and type of capital stock of Viper Powersports Inc. Common stockholders of Viper Motorcycle Company acquired a total of 8,272,324 shares of common stock of Viper Powersports Inc., including shares issued for engine development technology. Preferred stockholders of Viper Motorcycle Company acquired a total of 783,000 shares of preferred stock of Viper Powersports Inc., which preferred shares are convertible into common shares on a one-for-one basis.

Additionally under this reverse merger, all outstanding options and warrants to purchase common stock of Viper Motorcycle Company were converted into like options and warrants to purchase common stock of Viper Powersports Inc.

5. RELATED PARTY TRANSACTIONS

Since inception, the Company has entered into many transactions with related parties consisting of officers, directors and beneficial owners of more than 10% of its common stock, including the following:

Debt Conversions - Incident to reorganizing the Company during January-March 2005, outstanding debt of the Company in the aggregate amount of $4,770,879 was converted into capital stock of the Company based on $2.50 per share. These debt conversions included $3,476,547, owed to officers, directors and shareholders consisting of $2,694,418 in outstanding loans and interest thereon, accrued compensation and accounts payable of $344,629, and $437,500 to settle and terminate an employment contract with a former officer.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

5. RELATED PARTY TRANSACTIONS (Continued)

Thor Performance, Inc. - Effective March 31, 2005 the Company acquired substantial motorcycle and engine development technology and related assets from Thor Performance, Inc. in exchange for 2,996,575 shares of common stock of the Company valued at $2.50 per share. (See Note 3). Due to this transaction, an officer and three (3) principal shareholders of this Company beneficially acquired 2,401,192 common shares of the total issued for Thor Performance, Inc.

Common Stock Issued for Services - In December 2004, the Company granted a total of 189,700 shares of its common stock, valued at $2.50 per share, to employees as additional compensation for 2004. These common shares were fully vested and fully paid upon their grant, and included 125,000 shares granted to the President of Viper Motorcycle Company.

Prior to December 2004, the Company had issued other stock grants from time to time for services including officers, directors and shareholders. These transactions included stock grants in November 2002 to March 2003 of 411,250 common shares of $.40 per share, in May 2003 of 822,500 common shares at $1.00 per share, in December 2003 of 42,500 common shares at $2.00 per share, and in May 2004 of 16,000 common shares at $2.50 per share.

The value of common shares issued in all these stock grants for services was determined by the Company’s Board of Directors based on concurrent sales of the Company’s common stock to unrelated parties as well as the development status of the Company’s business at the time of these stock grants.

Private Placements - In connection with various private placements of the Company’s common stock since inception, officers, directors and shareholders have purchased its common stock on the same terms under which unrelated parties have participated in these placements. Sales to officers, directors and shareholders in private placements has included a total of 504,750 common shares at $.40 per share in a placement from November 2002 to March 2003 a total of 70,000 common shares at $2.00 per share in a June to December 2003 placement, and a total of 40,212 common shares at $2.50 per share in a February to March 2005 placement.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

5. RELATED PARTY TRANSACTIONS (Continued)

Indebtedness to Principal Shareholders - From December 2003 to August 2004, David Palmlund III (a principal shareholder) loaned a total of $2,000,000 to the Company, for which he received various notes bearing interest rates from 10% to 35% and having maturity dates from August 2004 to September 2005. All of this debt was outstanding as of December 31, 2004. In March 2005, except for $150,000 of a Series A Convertible Secured Note, Mr. Palmlund converted all of his debt, including accrued interest, into 740,000 shares of preferred stock of the Company and 64,635 shares of common stock of the Company, all based on the share price of $2.50. The unconverted $150,000 Series A Note bears an interest rate of 18% per annum, and is convertible into common shares of the Company on the basis of $2.50 per share. The Series A note matures on September 30, 2005. This Series A Note is also secured by tangible and intangible assets of the Company.

Indebtedness to Related Parties - Five other related parties, including an officer, two directors, and two principal shareholders have made substantial cash advances or working capital loans to the Company from time to time since its inception. They have received unsecured 8% notes for these advances and loans. As of December 31, 2004 $673,237 of these 8% notes was outstanding, including accrued interest. In February to March 2005, all outstanding 8% notes of the Company, including accrued interest thereon, were converted into shares of common stock of the Company based the price of $2.50 per share.

Guarantee of Letter of Credit – In February of 2006 the Letter of Credit was renewed in the amount of $200,000. In February of 2005 the Letter of Credit was renewed and increased from the $100,000, originally obtained in January 2004, to $200,000. In January 2004, the Company obtained a $100,000 Letter of Credit from Compass Bank of Dallas Texas in favor of GE Commercial Distribution Finance Corporation. This Letter of Credit also was guaranteed by David Palmlund III (a principal shareholder), who is being paid $3,000 per month as long as the guarantee is outstanding.

Consulting Compensation - During 2003 and 2004, the Company paid compensation to a principal shareholder for consulting services related to motorcycle production development and creation of an assembly manufacturing system. These consulting expenses included $55,000 in 2003 and $36,000 in 2004.

Employment Agreement – In January 2004, the Company entered into a 3-year employment agreement with Terry Nesbitt to pay him an annual salary on the basis of $94,600 until April 2004 and thereafter on an annual basis of $104,060. This agreement also provided for him to be paid total bonuses of $25,000 in 2004. The agreement also obligates the Company to provide his medical insurance, a monthly fuel expense allowance, a vehicle for his travel purposes, and reimbursement of his reasonable out-of-pocket expenses. Mr. Nesbitt’s agreement also provides that if his employment is terminated without cause, he will receive a cash severance payment equal to 75% of his annual compensation for 24 months.

Settlement of Employment Contract – In January 2005 the Company issued a total of 175,000 shares of common stock expensed on a per share price of $2.50, for the termination of an officer’s employment contract.

Inventory Financing – In November 2005 the Company entered into a Inventory Financing Arrangement with one of its principal shareholders, David Palmlund, to provide a total of $800,000 for securing inventory related to starting production in the second quarter of 2006. Interest of two percent (2%) per month was to be paid on the average outstanding balance during each month. The outstanding balance was to be repaid at the end of ninety (90) days as the agreement would terminate. Only $100,000 had been borrowed under the agreement as of December 31, 2005. In January 2006 the agreement was extended for another 90 days and $300,000 has been borrowed.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

6. COMMON STOCK WARRANTS AND OPTIONS

The Company has issued warrants to purchase a total of 2,383,639 shares of its common stock, and also has granted options to purchase a total of 932,000 of its common shares.

Warrants - Outstanding warrants of the Company to purchase 53,635 common shares at a price of $2.00 per share have three-year terms, expiring from June 2006 to January 2007; and outstanding warrants to purchase 330,000 common shares at the price of $2.50 per share have five-year terms, expiring from December 2008 to March 2010; outstanding warrants to purchase 150,000common shares at a price of $6.00 per share have a five-year term expiring in January 2010; outstanding warrants to purchase 1,750,000 common shares at a price of $4.60 per share have a three-year term expiring August 2008; and outstanding warrants to purchase 100,004 common shares at a price of $3.90 per share have a five year term expiring August 2010. Related parties hold warrants to purchase 262,500 of these warrant shares, with the other warrants being held by persons who have provided financial or consulting services to the Company. No warrants issued by the Company have been exercised so far.

Stock Options - Outstanding stock options all have five-year terms expiring from January 2009 to November 2010. They consist of options to purchase 782,000 common shares at a price of $2.50 per share, an option to purchase 75,000 common shares at a price of $2.00 per share, and options to purchase 75,000 common shares at a price of $5.00 per share. Related parties hold options to purchase 647,000 common shares, and the balance of options to purchase 285,000 common shares are held by current and former employees and directors of the Company. No stock options granted by the Company have been exercised so far.

VIPER POWERSPORTS, INC.
COMMON STOCK WARRANTS & OPTIONS

	Options		Warrants

	12/31/2005	12/31/2004	12/31/2005	12/31/2004

Beg Bal	165,000	—	283,635	116,135

Issued	767,000	165,000	2,100,004	167,500

Exercised	—	—	—	—

Cancelled	—	—	—	—

End Bal	932,000	165,000	2,383,639	283,635

Exercisable	882,000	165,000	2,383,639	283,635

7. LEASING ACTIVITIES

On July 2, 2004, the Company entered into a capital lease with CNC Associates for a HAAS VF2-SS CNC milling machine for a term of 60 months. Monthly payments of $1,421.58 are required under the lease.

On October 17, 2005, the Company entered into a capital lease with Citizen Automobile Finance for the acquisition of a 2004 delivery van for a term of 60 months and an interest rate of 7.99%. Monthly payments of $407.36 are required under this lease.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

On December 7, 2005, the Company entered into a capital lease agreement with Venture Bank for the acquisition of a 2004 Chevy Truck for the term of 48 months and an interest rate of 8.5%. Monthly payments of $802.92 are required under this lease.

On December 30, 2005, the Company entered into a capital lease with Ingersoll Rand for a compressor for a term of 24 months. Monthly payments of $448.46 are due under this lease.

On February 6, 2006, the Company entered into an operating lease for manufacturing and office space to accommodate the Company’s future manufacturing operations. The term of the lease is sixty (60) months beginning March 1, 2006. Future minimum lease payments under this agreement have been included in the schedule of minimum operating lease payments. Monthly base lease payments of $15,898.58 are required during the entire term of the lease. During the months of March and April 2006, progress payments will be made as the interior is under construction and the first full payment will be due May 1, 2006 in the amount of $15,898.58 Additionally, approximately $9,400 in other costs such as CAM and taxes will be paid monthly. These other costs will be adjusted on a yearly basis and can either move up or down.

Minimum lease payments are as follows:

For the years ending December 31,	Capital Lease	Operating Lease

2006	$35,671	$146,143
2007	36,120	190,783
2008	31,186	190,783
2009	23,621	190,783
2010	4,481	190,783
2011	—	31,797
Total	131,079	$941,072
Amount for interest	13,403
Net	117,676

Less: Current portion	30,795
Long term portion	$86,881

8. PREFERRED STOCK

The Company has authorized 20,000,000 shares of preferred stock with par value of $.001 per share. Of these, 783,000 have been designated as Series A Preferred Stock with a stated value of $2.50 per share. The 783,000 shares were issued for debt at $2.50 per share, and are issued and outstanding as of August 31, 2005. Each share of Series A Preferred Stock has one voting right, cumulative annual dividend rights of $.20 per share, conversion rights for one share of common stock, liquidation preference of $2.50 per share, and a provision for antidilution in the case of stock splits, dividends, recapitalizations, mergers or other business combinations.

9. SUBSEQUENT EVENT

On January 17, 2006 the Company terminated its SEDA agreement (discussed in Note 2) with Cornell Capital Partners, LP. In accordance with the termination agreement, the Company canceled 83,333 shares of its common stock and 1,750,000 of its warrants that were issued in connection with the agreement. As a result of this termination, the Company has no agreement in place to obtain the equity funding required to implement its business plan.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24 – Indemnification and Limitation of Director and Officer Liability

Our organizational documents provide for indemnification of our directors and officers to the fullest extent permitted by Nevada law, which may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from our directors and officers. There is no pending litigation or proceeding involving any of our directors or officers which would require indemnification under Nevada law, nor are we aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Act may be permitted to our officers and directors under Nevada law or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

•	any breach of the duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
•	dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;
•	violations of certain laws; or
•	any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by our organizational documents.

We have agreed to indemnify and hold harmless the Underwriter and each participating dealer insofar as such claim arises out of or is based upon (a) any violation of our registration requirement; (b) any improper use of sales literature by us; (c) any untrue statement or alleged untrue statement made by us; (d) any untrue statement or alleged untrue statement of a material fact contained (i) in the registration statement, any preliminary prospectus, the effective prospectus, or the final prospectus or any amendment or supplement thereto, or (ii) in any application or other document, executed by us specifically for such application or based upon written information furnished by us, filed in order to qualify the units under the securities laws of the states where filings where made; or (e) the omission or alleged omission to state in the registration statement, any preliminary prospectus, the effective prospectus, or the final prospectus or any amendment or supplement thereto.

Item 25 – Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

Registration Fee	$50,000
Legal Fees and Expenses	80,000
Accounting Fees and Expenses	5,000
Miscellaneous	50,000
Total	$185,000

Item 26 – Recent Sales of Unregistered Securities

The Company had a dealer warrant program whereby each dealer ordering at least five motorcycles would be awarded 5,000 dealer warrants with an exercise price of $5.00 per share of common stock. Each additional motorcycle ordered by a dealer will qualify such dealer for an additional 1,000 dealer warrants. The dealer warrants will expire in five years and carry a cash strike price of $5.00 per warrant. Dealers ordering more than five motorcycles will be granted 1,000 additional dealer warrants per motorcycle order under this program. The dealer warrant program ended on April 21, 2006. Two hundred thousand dealer warrants were issued to 25 dealers under the program and the dealer warrants were not registered under the Securities Act of 1933, as amended.

Common Stock Issued for Services

In December 2004, the Company granted a total of 189,700 shares of its common stock, valued at $2.50 per share, to employees as additional compensation for 2004. These common shares were fully vested and fully paid upon their grant, and included 125,000 shares granted to our President.

Prior to December 2004, the Company had issued other stock grants from time to time for services including officers, directors and shareholders. These transactions included stock grants in November 2002 to March 2003 of 411,250 common shares of $.40 per share, in May 2003 of 822,500 common shares at $1.00 per share, in December 2003 of 42,500 common shares at $2.00 per share, and in May 2004 of 16,000 common shares at $2.50 per share.

Private Placements

In connection with various private placements of the Company’s common stock since inception, officers, directors and shareholders have purchased its common stock on the same terms under which unrelated parties have participated in these placements. Sales to officers, directors and shareholders in private placements has included a total of 504,750 common shares at $.40 per share in a placement from November 2002 to March 2003 a total of 70,000 common shares at $2.00 per share in a June to December 2003 placement, and a total of 40,212 common shares at $2.50 per share in a February to March 2005 placement.

Item 27 – Exhibits

Exhibits

The exhibits filed with this registration statement or incorporated herein by reference are set forth on the Exhibit Index set forth elsewhere herein.

Financial Statement Schedules

Schedules filed with this registration statement are set forth on the Index to Financial Statements set forth elsewhere herein.

Item 28 – Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	to remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registration pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, in Minneapolis, Minnesota on May 30, 2006.

VIPER POWERSPORTS INC.

By:	/s/ John Lai
John Lai
President, Co-founder and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ John Lai
John Lai	President, Co-founder, Director	May 30, 2006

/s/ Jerome Posey
Jerome Posey	Chief Financial Officer	May 30, 2006

/s/ Robert O. Knutson
Robert O. Knutson	Director	May 30, 2006

EXHIBIT LIST

Exhibit Number	Exhibit	Method of Filing

1	Underwriting Agreement	Filed herewith
3.1	Articles of Incorporation	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
3.2	Bylaws	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
4.1	Warrant Agreement	Filed herewith
4.2	Rights of Series A Preferred Shareholders	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
5	Opinion regarding legality	Filed herewith
10.1+	Asset Purchase Agreement	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.2+	Dealer Agreement	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.3+	Financing Floor Plan Vendor Agreement	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.5#	Racing Partners Management Inc. Consulting Agreement	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.6#	Nesbitt Employment Agreement(1)	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.7#	Palmlund Secured Inventory Financing Agreement	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.8#	Palmlund Series A 18% Convertible Secured Note	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.9#	V-Twin Engine Component Purchase Order With MCD	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.10#	Placement Agent Agreement With Bathgate Capital Partners LLC	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.11*	Financing Services Consulting Agreement With US Euro Consulting, Inc.	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.12*	Long-Term Lease Agreement for Big Lake Facility (without Exhibits)	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.13*	Viper Motorcycle Company Amendment to Secured Inventory Financing Agreement	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
10.14+	Agreement and Plan of Business Combination	Incorporated by reference to the Company’s current report on Form 10-SB12G filed 11/22/05
13.1	Form 10-KSB	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
13.2	Form 10-QSB	Incorporated by reference to the Company’s current report on Form 10-QSB filed 5/12/06
21	Subsidiaries of Registrant	Incorporated by reference to the Company’s current report on Form 10-KSB filed 3/31/06
23.2	Consent of Child, Van Wagoner & Bradshaw, PLLC	Filed herewith
23.3	Consent of Hinshaw & Culbertson LLP	Incorporated by reference from Exhibit 5
23.4	Consent of US EURO Securities, Inc.	Incorporated by reference from Exhibit 1
24	Power of Attorney	Filed herewith

+	Filed previously with Form 10-SB12G which was filed on November 22, 2005
#	Filed previously with Amendment #1 to Form 10-SB which was filed on January 19, 2006.
*	Filed with Form 10-KSB which was filed on March 31, 2006.
(1)	Management agreement or compensatory plan or arrangement.